Exhibit 99.1

8,333,334 Common Shares

NOUVEAU MONDE GRAPHITE INC.

PLACEMENT AGENCY AGREEMENT

December 18, 2025

Maxim Group LLC
300 Park Ave 16th Floor,

New York, NY 10022

Ladies and Gentlemen:

Nouveau Monde Graphite Inc., a corporation incorporated under the Canada Business Corporations Act (the “Company”), proposes to issue and sell up to an aggregate of $20,000,001.60 of Common Shares (the “Firm Shares” or the “Shares”) directly to various investors (each, an “Investor” and, collectively, the “Investors”) through Maxim Group LLC as placement agent (the “Placement Agent”). The purchase price to the Investors for the Firm Shares will be determined based on negotiation between the Company, the Placement Agent and the Investors. The Placement Agent may retain other brokers or dealers to act as sub-agents or selected-dealers on its behalf in connection with the offering of the Shares.

The Company meets the requirements under the Securities Act (Québec) and the securities legislation applicable in each of the provinces of Canada (collectively, the “Canadian Qualifying Jurisdictions”), and the rules, regulations and national, multi-jurisdictional or local instruments, policy statements, notices, blanket rulings and orders of the Canadian Securities Commissions (as defined below), including the rules and policies of the Toronto Stock Exchange (“TSX”) and all discretionary rulings and orders applicable to the Company, if any, of the Canadian Securities Commissions, including the rules and procedures established pursuant to National Instrument 44-101 – Short Form Prospectus Distributions and National Instrument 44-102 – Shelf Distributions (together, the “Canadian Shelf Procedures”), for the distribution of securities in the Canadian Qualifying Jurisdictions pursuant to a final short form base shelf prospectus (collectively, the “Canadian Securities Laws”). The Company has filed a preliminary short form base shelf prospectus, dated November 24, 2025, and a final short form base shelf prospectus, dated December 5, 2025, in respect of up to US$350,000,000 aggregate principal amount of common shares, debt securities, subscription receipts, warrants and units of the Company (collectively, the “Shelf Securities”) with the Autorité des marchés financiers (Québec) (the “Reviewing Authority”) and the other Canadian securities regulators in the Canadian Qualifying Jurisdictions (together with the Reviewing Authority, the “Canadian Securities Commissions”); the Reviewing Authority has issued a receipt under Multilateral Instrument 11-102 – Passport System (collectively, the “Receipt”) in respect of each of such preliminary short form base shelf prospectus, and final short form base shelf prospectus (the final short form base shelf prospectus filed with the Canadian Securities Commissions dated December 5, 2025 and including all documents incorporated therein by reference, is hereinafter referred to as the “Canadian Base Prospectus”). The Canadian preliminary prospectus supplement relating to the offering which excludes certain pricing information and other final terms of the Shares and which has been filed with the Canadian Securities Commissions on or prior to the execution of this Agreement, in both the English and French languages unless the context indicates otherwise, together with the Canadian Base Prospectus, including all documents incorporated therein by reference, is hereinafter referred to as the “Canadian Preliminary Prospectus”; and the Canadian final prospectus supplement relating to the offering of the Shares, which includes the pricing and other information omitted from the Canadian Preliminary Prospectus, to be dated the date hereof and filed with the Canadian Securities Commissions in accordance with the Canadian Shelf Procedures, in both the English and French languages unless the context indicates otherwise, together with the Canadian Base Prospectus, including all documents incorporated therein by reference, is hereinafter referred to as the “Canadian Final Prospectus”.

No Shares will be offered and sold in Canada. Each of Maxim Group LLC and any other brokers or dealers to act as sub-agents or selected-dealers will introduce the Company solely to investors located in the United States or to offshore entities in accordance with U.S. Securities Laws and has not, and will not, solicit offers to purchase any of the Shares in Canada or to any person they believe is resident in Canada.

The Company meets the general eligibility requirements for use of Form F-10 under the United States Securities Act of 1933, as amended, and the rules and regulations of the United States Securities and Exchange Commission (the “Commission”) thereunder (collectively, the “Securities Act”). The Company has filed a registration statement on Form F-10 (File No. 333-291778) in respect of the Shelf Securities with the Commission on November 25, 2025, as amended by Amendment No. 1 to Form F-10 filed with the Commission on December 8, 2025, and has filed an appointment of agent for service of process upon the Company on Form F-X (the “Form F-X”) with the Commission on November 25, 2025 in conjunction with the filing of such registration statement (such registration statement, including the post-effective amendment thereto and the Canadian Base Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission and including the exhibits to such registration statement and all documents incorporated by reference in the prospectus contained therein are hereinafter referred to collectively as the “Registration Statement”); the base prospectus relating to the Shelf Securities contained in the Registration Statement at the time the registration statement became effective, including all documents incorporated therein by reference, is hereinafter referred to as the “U.S. Base Prospectus”; the U.S. preliminary prospectus supplement relating to the offering of the Shares filed with or otherwise submitted to the Commission pursuant to General Instruction II.L of Form F-10 under the Securities Act prior to the execution of this Agreement (which consists of the Canadian Preliminary Prospectus in the English language with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission), including all documents incorporated therein by reference, together with the U.S. Base Prospectus, is hereinafter referred to as the “U.S. Preliminary Prospectus”; the U.S. final prospectus supplement relating to the offering of the Shares to be filed with the Commission pursuant to General Instruction II.L of Form F-10 (which consists of the Canadian Final Prospectus in the English language with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission), including all documents incorporated therein by reference, together with the U.S. Base Prospectus, is hereinafter referred to as the “U.S. Final Prospectus”.

As used herein, “Base Prospectuses” shall mean, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus; “Preliminary Prospectuses” shall mean, collectively, the Canadian Preliminary Prospectus and the U.S. Preliminary Prospectus; and “Prospectuses” shall mean, collectively, the Canadian Final Prospectus and the U.S. Final Prospectus. The terms “supplement,” “amendment,” and “amend” as used herein with respect to the Registration Statement, the Base Prospectuses, the Time of Sale Prospectus (as defined below), the Preliminary Prospectuses or the Prospectuses or any free writing prospectus shall include all documents subsequently filed or furnished by the Company with or to the Canadian Securities Commissions and the Commission pursuant to Canadian Securities Laws or the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the case may be, that are deemed to be incorporated by reference therein.

For purposes of this agreement (the “Agreement”), “free writing prospectus” has the meaning set forth in Rule 405 under the Securities Act, “Time of Sale Prospectus” means the U.S. Preliminary Prospectus, together with the documents and pricing information identified in Schedule I hereto, and “broadly available road show” means a “bona fide electronic road show” as defined in Rule 433(h)(5) under the Securities Act that has been made available without restriction to any person.

As used herein, the terms “Registration Statement,” “U.S. Preliminary Prospectus,” “Canadian Preliminary Prospectus,” “Time of Sale Prospectus”, “Canadian Final Prospectus” and “U.S. Final Prospectus” shall include the documents, if any, incorporated by reference therein, from time to time.

1.             Representations and Warranties of the Company. The Company represents and warrants to and agrees with the Placement Agent that:

(a)           Effectiveness of the Registration Statement. The Registration Statement has become effective pursuant to Rule 467(a) under the Securities Act; no stop order suspending the effectiveness of the Registration Statement is in effect, and no proceedings for such purpose are pending before or, to the Company’s knowledge, threatened by the Commission; the Receipt has been obtained from the Reviewing Authority in respect of the Canadian Base Prospectus and no order or action that would have the effect of ceasing or suspending the distribution of the Shares has been issued by any Canadian Securities Commission and no proceeding for that purpose has been initiated or, to the Company’s knowledge, threatened by any Canadian Securities Commission; and any request made to the Company on the part of any Canadian Securities Commission for additional information has been complied with.

(b)           No Material Misstatements or Omissions. (i) The Registration Statement, when it became effective, did not contain and, as amended or supplemented, if applicable, will not contain, as of the date of such amendment or supplement, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the Canadian Final Prospectus, as of the date of the Canadian Final Prospectus and any amendment or supplement thereto and at the Closing Date (as defined below), will not contain any untrue statement of a material fact or omit to state a material fact that is required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, (iii) the Registration Statement and the U.S. Final Prospectus comply and, as amended or supplemented, if applicable, will comply in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder, (iv) the Canadian Final Prospectus and any amendment or supplement thereto, at the time of filing thereof, will comply, in all material respects with the applicable requirements of Canadian Securities Laws, (v) the Time of Sale Prospectus does not, and at the time of each sale of the Shares in connection with the offering when the U.S. Final Prospectus is not yet available to prospective purchasers and at the Closing Date, the Time of Sale Prospectus, as then amended or supplemented by the Company, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (vi) each broadly available road show, if any, when considered together with the Time of Sale Prospectus, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (vii) as of its date and as of the Closing Date, the U.S. Final Prospectus does not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and the Canadian Final Prospectus and any amendment or supplement thereto, at the time of filing thereof and at the Closing Date, will constitute, full, true and plain disclosure of all material facts relating to the Shares, except that the representations and warranties set forth in this paragraph do not apply to statements or omissions in the Registration Statement, the Time of Sale Prospectus or the Prospectuses based upon information relating to the Placement Agent furnished to the Company in writing by the Placement Agent through you expressly for use therein, it being understood and agreed that the only such information furnished by the Placement Agent consists of the Placement Agent Information (as defined below). The Form F-X conforms in all material respects with the requirements of the Securities Act and the rules and regulations of the Commission under the Securities Act.

(c)           Free Writing Prospectuses. The Company is not an “ineligible issuer” in connection with the offering of the Shares pursuant to Rules 164, 405 and 433 under the Securities Act. Any free writing prospectus that the Company is required to file pursuant to Rule 433(d) under the Securities Act has been, or will be, filed with the Commission in accordance with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. Each free writing prospectus that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act or that was prepared by or on behalf of or used or referred to by the Company complies or will comply in all material respects with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. Except for the free writing prospectuses, if any, identified in Schedule I hereto, and electronic road shows or broadly available road shows, if any, each furnished to you before first use, the Company has not prepared, used or referred to, and will not, without your prior consent, prepare, use or refer to, any free writing prospectus.

(d)           Filed Documents. Each document filed or to be filed with the Canadian Securities Commissions and incorporated by reference in the Canadian Final Prospectus, as amended or supplemented, if applicable, when such documents were or are filed with the Canadian Securities Commissions, conformed or will conform when so filed in all material respects with applicable Canadian Securities Laws; each document, if any, filed or to be filed pursuant to the Exchange Act and incorporated by reference in the Time of Sale Prospectus or U.S. Final Prospectus complied or will comply when so filed in all material respects with the Exchange Act and the applicable rules and regulations of the Commission thereunder.

(e)           Good Standing of the Company. The Company (i) is a valid and subsisting corporation duly incorporated and existing under the Canada Business Corporations Act, is current and up-to-date with all material corporate filings and in good standing under the laws of its jurisdiction of incorporation, (ii) has all requisite corporate power and capacity to carry on its business as now conducted or proposed to be conducted and to own, lease and operate its properties and assets as described in the Time of Sale Prospectus and the Prospectuses and (iii) has all requisite corporate power and authority to create, issue and sell the Shares, to execute, deliver and file, as applicable, the Time of Sale Prospectus and the Prospectuses, to execute and deliver this Agreement, and to do all acts and things and execute and deliver all documents as are required hereunder and thereunder to be done, observed, performed or executed and delivered by it in accordance with the terms hereof and thereof.

(f)           Good Standing of Subsidiaries. The Company’s only subsidiaries are listed in the table below, which table is true, complete and accurate in all respects. Nouveau Monde District Inc. is a valid and subsisting corporation duly incorporated and existing under the Canada Business Corporations Act, Nouveau Monde Europe Limited is a valid and subsisting company duly incorporated under the Companies Act 2006 (England and Wales), NMG Matawinie Inc. is a valid and subsisting corporation duly incorporated and existing under the Canada Business Corporations Act and NMG Bécancour Inc. is a valid and subsisting corporation duly incorporated and existing under the Canada Business Corporations Act. Each subsidiary is (i) current and up-to-date with all material corporate filings and in good standing under the laws of its jurisdiction of incorporation, (ii) has all requisite corporate power and capacity to carry on its business as now conducted or proposed to be conducted and to own, lease and operate its properties and assets as described in the Time of Sale Prospectus and the Prospectuses and (iii) is duly qualified to transact business and is in good standing in each jurisdiction in which such qualification is required, except where the failure to so qualify or to be in good standing would not reasonably be expected to result in a Material Adverse Effect. All of the issued and outstanding shares in the capital of the subsidiaries held by the Company have been duly authorized and validly issued, are fully paid and are directly or indirectly beneficially owned by the Company, and, except for Debt Instruments, is free and clear of any Liens, and none of the outstanding securities of the subsidiaries were issued in violation of the pre-emptive or similar rights of any person. There exist no options, warrants, purchase rights, or other contracts or commitments that could require the Company to sell, transfer or otherwise dispose of any securities of the subsidiaries or require the subsidiaries to issue any securities to any person other than the Company.

Name	Jurisdiction of Incorporation	Ownership
Nouveau Monde District Inc.	Canada	100%
Nouveau Monde Europe Limited	England and Wales	100%
NMG Matawinie Inc.	Canada	100%
NMG Bécancour Inc.	Canada	100%

(g)           No Other Interests. The Company has no equity or joint venture interest nor any investment or proposed investment in any person which accounted for, or which is expected to account for, more than 5% of the assets or revenues of the Company or would otherwise be material to the business or affairs of the Company.

(h)           No Proceedings for Dissolution. No steps or proceedings have been taken or instituted or are pending or, to the knowledge of the Company, are threatened for the dissolution or liquidation of the Company or its subsidiaries and neither the Company nor any of its subsidiaries is an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada).

(i)            Carrying on Business. Each of the Company and its subsidiaries has conducted and is conducting its business in compliance in all material respects with the Applicable Laws of each jurisdiction in which it carries on business or that is material to the operations thereof. Each of the Company and its subsidiaries possesses all Authorizations necessary to carry on the business currently carried on by it and is in compliance in all material respects with the terms and conditions of all such Authorizations. The Company and its subsidiaries have not received a notice of non-compliance, nor knows of, nor has reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any Applicable Laws or Authorizations, and which individually or in the aggregate could result in a Material Adverse Effect. All such Authorizations are valid, subsisting and in good standing and the Company and its subsidiaries have not received any notice of and the Company does not otherwise have knowledge of the modification, revocation or cancellation of, or any intention to modify, revoke or cancel or any proceeding relating to, any of the foregoing which, individually or in the aggregate, if the subject of an unfavorable decision, order, ruling or finding, could result in a Material Adverse Effect. There is no agreement or order, ruling, judgment or decision of any Governmental Authority which has or could reasonably be expected to have the effect of prohibiting or materially impairing the conduct of business of the Company and its subsidiaries as currently conducted or as currently proposed to be conducted.

(j)             Filings and Fees. All filings and fees required to be made and paid by the Company and its subsidiaries pursuant to Canadian Securities Laws and general corporate law, as applicable, have been made and paid.

(k)            Authorized Share Capital. The authorized capital of the Company consists of an unlimited number of Common Shares, of which, as at the close of business on December  17, 2025, (i) 152,428,205 Common Shares were issued and outstanding as fully paid and non-assessable shares in the capital of the Company; (ii) 7,665,750 Common Shares were reserved for issuance pursuant to outstanding Options; (iii) 2,500,000 Common Shares were issuable upon conversion of the Convertible Note; (iv) 2,500,000 Common Shares were issuable upon the exercise of warrants to be issued upon conversion of the Convertible Note, (v) 70,932,538 Common Shares were issuable upon the exercise of warrants upon obtaining final investment decision (FID); and (vi) 1,640,693 Common Shares were issuable pursuant to other securities exercisable for, or convertible into, Common Shares as of such date.

(l)            Convertible Securities. Other than as set forth in Section 1(k) hereof, other than under the Material Agreements and other than as set forth in the Registration Statement, the Time of Sale Prospectus or the Prospectuses, no person has any agreement, option, right or privilege (whether at law, pre-emptive, contractual or otherwise) capable of becoming an agreement for the purchase, acquisition, subscription for, issue of, or conversion into any of the unissued shares or other securities or convertible obligations of any nature of the Company or any of its subsidiaries, or any contracts, commitments, understandings or arrangements by which the Company or any subsidiary is or may become bound to issue additional securities.

(m)          Voting Control. There is no agreement or document, including any Material Agreement or Debt Instrument, to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or any of the properties or assets thereof are bound in force or effect which in any manner affects or will affect the voting or control of any of the securities of the Company.

(n)            Dividends. The Company has not, directly or indirectly, declared or paid any dividend or declared or made any other distribution on any of its shares or securities of any class, or, directly or indirectly, redeemed, purchased or otherwise acquired any of its Common Shares or securities or agreed to do any of the foregoing. There is not, in the articles or by-laws of the Company or in any Material Agreement or Debt Instrument, any restriction upon or impediment to the declaration of dividends by the directors of the Company or the payment of dividends by the Company to its shareholders.

(o)            No Pre-Emptive Rights or Anti-Dilution Rights. As of the date of this Agreement, other than the Pallinghurst Rights and Obligations, the IQ Rights and Obligations, and the CGF Rights and Obligations, the issuance of the Common Shares pursuant to the offering of the Shares is not subject to any pre-emptive right, participation right or other contractual right of a third party to purchase securities or to approve the Company’s issuance of securities, granted by the Company or to which the Company is subject. As of the date of this Agreement, other than the Pallinghurst Rights and Obligations, the IQ Rights and Obligations, and the CGF Rights and Obligations as mentioned above, neither the Company nor its subsidiaries have granted any other anti-dilution rights to any person that are currently in effect.

(p)            No Registration Rights. As of the date of this Agreement, other than the Pallinghurst Registration Rights, the IQ Registration Rights, and the CGF Registration Rights, there are no outstanding rights which permit any person to cause the Company to file a prospectus, registration statement or other offering document under Securities Laws.

(q)           Shareholders’ Rights Plan. There are no agreements or arrangements relating to shareholders’ rights plan.

(r)            Common Shares are Listed. The Common Shares are listed and posted for trading on the TSX under the symbol “NOU”. The Common Shares are also listed and posted for trading on the New York Stock Exchange (the “NYSE”) under the symbol “NMG”. The Company is in material compliance with the rules and policies of the TSX and the NYSE. The Company has not taken any action which would reasonably be expected to result in the delisting or suspension of the Common Shares on or from the TSX or the NYSE. The Company has applied to list the Shares on the TSX and the NYSE, and upon issuance on the Closing Date, the Shares will be listed and posted for trading on the TSX, subject only to the satisfaction of customary listing conditions and authorized for listing on the NYSE.

(s)            Eligible Issuer and Reporting Issuer Status. The Company is an Eligible Issuer, is eligible to use the Canadian Shelf Procedures and has an active Canadian Base Prospectus. The Company is a “reporting issuer” (as that term is defined under Canadian Securities Laws) or the equivalent in each of the Canadian Qualifying Jurisdictions, not in default of any requirement under Canadian Securities Laws, and not on the lists of defaulting reporting issuers maintained by the Canadian Securities Commissions.

(t)           No Cease Trade. No Securities Regulator or any similar regulatory authority in any jurisdiction has issued any order, ruling or determination which is currently outstanding preventing, ceasing or suspending trading in any securities of the Company or its subsidiaries or prohibiting the issuance or sale of securities by the Company, including the Shares, or its subsidiaries and no proceedings for either of such purposes have been instituted or are pending or, to the knowledge of the Company, are contemplated or threatened.

(u)           Continuous Disclosure. The Company is in compliance in all material respects with its timely and continuous disclosure obligations under Canadian Securities Laws, including insider reporting obligations, and, without limiting the generality of the foregoing, there has been no material fact or material change relating to the Company which has not been publicly disclosed and the information and statements in the Public Disclosure Record were true and correct as of the respective dates of such information and statements and at the time such documents were filed on SEDAR+, do not contain any misrepresentations and no material facts have been omitted therefrom which would make such information and statements materially misleading, and the Company has not filed any confidential material change reports which remain confidential. There are no circumstances presently existing under which liability has been or would reasonably be expected to be incurred under Division II – Secondary Market of Chapter II of Title VIII of the Securities Act (Québec) and analogous provisions under Canadian Securities Laws in the other Canadian Qualifying Jurisdictions.

(v)            Forward-Looking Information. With respect to forward-looking information contained in the Public Disclosure Record, including for certainty the Documents Incorporated by Reference, and the Time of Sale Prospectus and the Prospectuses:

(i)                the Company had a reasonable basis for the forward-looking information at the time the disclosure was made;

(ii)               all forward-looking information is identified as such, and all such documents caution users of forward-looking information that actual results may vary from the forward-looking information, identify material risk factors that could cause actual results to differ materially from the forward-looking information, and state the material factors or assumptions used to develop forward-looking information; and

(iii)               is limited to a period for which the information in the future-oriented financial information or financial outlook can be reasonably estimated.

(w)          Corporate Actions. All necessary corporate action has been taken or will have been taken prior to the Closing Date by the Company so as to: (i) authorize the execution, delivery and performance of this Agreement; (ii) authorize the execution, delivery and filing, as applicable, of the Time of Sale Prospectus and the Prospectuses; and (iii) validly issue and sell the Shares as fully paid and non-assessable Common Shares.

(x)            Valid and Binding Agreements. Upon execution and delivery thereof, this Agreement will constitute a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally, except as limited by the application of equitable principles when equitable remedies are sought and except as rights to indemnity, contribution and waiver of contribution may be limited by Applicable Laws.

(y)            No Breach or Violation. The Company and its subsidiaries are not currently in conflict with or in breach, violation or default of, and the execution and delivery of this Agreement and the performance of the Company’s obligations hereunder will not conflict with, result in any breach or violation of any of the provisions of, constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would conflict with, result in any breach or violation of, or constitute a default under (i) the articles or by-laws or any other constating document of the Company or its subsidiaries, (ii) any resolutions passed by the directors (or any committee thereof) or shareholders of the Company or its subsidiaries, (iii) any Applicable Laws, including applicable Securities Laws, (iv) any Material Agreement or Debt Instrument (each of which are in good standing), or (v) any judgment, decree, order, rule, policy or regulation of any court, Governmental Authority, arbitrator, stock exchange or securities regulatory authority applicable to the Company or its subsidiaries or any of the properties or assets thereof, and in the case of (ii), (iii), (iv) and (v), in any material respect.

(z)           No Consents, Approvals, etc. The execution and delivery of this Agreement, the compliance by the Company with the provisions hereof and the consummation of the transactions contemplated herein, including the offering, sale and delivery of the Shares, do not and will not require the consent, approval, or authorization, order or agreement of, or registration or qualification with, any Governmental Authority, stock exchange or other person, except (A) such as have been obtained, or (B) such as may be required under Securities Laws, including any state “blue sky laws,” in connection with the purchase and sale of the Shares as contemplated herein and in the Time of Sale Prospectus and the Prospectuses which shall have been obtained on or before the Closing Date.

(aa)         Shares. The Shares to be issued and sold have been, or prior to the Closing Date will be, duly and validly authorized and allotted for issuance and upon payment of the Purchase Price, the Shares will be validly issued as fully paid and non-assessable Common Shares.

(bb)         Form of Certificate. The form of the certificate representing the Common Shares has been duly approved by the Company and complies with applicable corporate laws and Canadian Securities Laws, including the rules and policies of the TSX and the NYSE.

(cc)          Transfer Agents. TSX Trust Company, at its principal transfer office in the City of Montréal, Québec, has been duly appointed as registrar and transfer agent in respect of the Common Shares in Canada and Equiniti Trust Company, LLC, at its office in Brooklyn, New York, has been duly appointed as co-transfer agent and registrar for the Common Shares in the United States.

(dd)         Minute Books. The minute books of the Company and its subsidiaries for the last three years are complete and accurate in all material respects, and contain copies of all by-laws and resolutions passed by and any other proceedings of their shareholders, directors and committees of the board of directors since their respective dates of incorporation, all of which by-laws and resolutions have been duly passed. No meeting, resolution or proceeding of any such shareholders, directors or committees of the board of directors of the Company or its subsidiaries has been held or passed that has not been reflected in such minute books.

(ee)          Financial Statements. The Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the Internal Accounting Standards Board on a basis consistent with prior periods (except as disclosed in such financial statements), present fairly and correctly the financial position of the Company (on a consolidated basis) as at the dates thereof and the results of the operations and cash flows of the Company (on a consolidated basis) for the periods then ended and contain and reflect adequate provisions or allowance for all reasonably anticipated liabilities, expenses and losses of the Company (on a consolidated basis) and there has been no change in the accounting policies or practices of the Company since December 31, 2024, except as required by IFRS and as disclosed in the Financial Statements.

(ff)           Internal Financial Controls. The Company maintains a system for disclosure controls and procedures and internal control over financial reporting (as such terms are defined in Regulation 52-109) which controls are effective and sufficient to provide reasonable assurance that: (i) transactions are completed in accordance with the general or a specific authorization of management of the Company; (ii) transactions are recorded as necessary to permit the preparation of financial statements for the Company (on a consolidated basis) in conformity with IFRS and to maintain asset accountability; (iii) access to assets of the Company and its subsidiaries is permitted only in accordance with the general or a specific authorization of management of the Company; and (iv) the recorded accountability for assets of the Company and its subsidiaries is compared with the existing assets of the Company and its subsidiaries at reasonable intervals and appropriate action is taken with respect to any differences therein. There is no material weakness (as such term is defined in Regulation 52-109) relating to the design, implementation or maintenance of its internal control over financial reporting, or fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of the Company. As of the date hereof, neither the Company nor, to the knowledge of the Company, any representative of the Company has received or otherwise obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding accounting, internal accounting controls or auditing matters, including any reasonable complaint, allegation, assertion, claim or expression of concern that the Company has engaged in questionable accounting or auditing practices.

(gg)         No Off-Balance Sheet Arrangements. There are no off-balance sheet transactions, arrangements, obligations or liabilities of the Company or its subsidiaries whether direct, indirect, absolute, contingent or otherwise which are required to be disclosed or reflected and are not disclosed or reflected in the Financial Statements.

(hh)         Independent Auditors. The Company’s Auditors who audited the Financial Statements and who provided their audit report thereon are independent chartered professional accountants in accordance with the auditors’ rules of professional conduct of the Ordre des comptables professionnels agréés du Québec and within the meaning of the Securities Act and the applicable rules and regulations thereunder adopted by the Commission and the Public Company Accounting Oversight Board (United States) and are, to the knowledge of the Company, a participating audit firm that satisfied the requirements to provide such audit report under Canadian Securities Laws. There has never been a “reportable event” (within the meaning of Regulation 51-102 respecting Continuous Disclosure Obligations) with the present or former auditors of the Company.

(ii)            No Material Changes. Since December 31, 2024, other than as disclosed in the Time of Sale Prospectus and the Prospectuses:

(i)               each of the Company and its subsidiaries has carried on its business in the ordinary course and there has not been any material change in the assets, liabilities, obligations (absolute, accrued, contingent or otherwise), business, affairs, condition (financial or otherwise), results of operations, prospects, capital or control of the Company and its subsidiaries on a consolidated basis; and

(ii)               neither the Company nor its subsidiaries has entered into, or is in discussions to enter into, or has completed any transaction or proposed transaction which, as the case may be, could result in a Material Adverse Effect.

(jj)           [Reserved.]

(kk)         Purchases and Sales. Except as disclosed in the Time of Sale Prospectus and the Prospectuses, neither the Company nor any subsidiary of the Company has approved, is contemplating, has entered into any agreement in respect of, or has any knowledge of (i) the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any material property or assets or any interest therein currently owned by the Company or any subsidiary of the Company, whether by asset sale, transfer of shares or otherwise, which could result in a Material Adverse Effect, (ii) any transaction which would result in the change of control (by sale or transfer of the shares or sale of all or substantially all of the property and assets including, without limitation, the Material Property) of the Company or any subsidiary of the Company, or (iii) a proposed or planned disposition of Common Shares or common shares of any subsidiary of the Company by any shareholder who owns, directly or indirectly, 10% or more of the outstanding Common Shares or of the outstanding common shares of any subsidiary of the Company.

(ll)            No Significant Acquisitions. The Company has not completed any “significant acquisition” that required, nor is it proposing any “significant acquisitions” that would require, the filing of a business acquisition report under Canadian Securities Laws or the inclusion of any additional financial statements or pro forma financial statements in the Time of Sale Prospectus and the Prospectuses pursuant to applicable Canadian Securities Laws.

(mm)        Taxes. The Company and its subsidiaries have filed all federal, provincial, state and local income tax returns, reports, elections and remittances required to be filed under applicable tax laws and has paid all taxes and other payments due thereunder (except as any extension may have been requested or granted and in any case in which the failure to make such filings or pay such taxes would not result in a Material Adverse Effect), and no material tax deficiency has been determined adversely to the Company or its subsidiaries. There are no material actions, suits, proceedings, investigations or claims now pending, instituted or, to the knowledge of the Company, threatened, against the Company or its subsidiaries which could result in a material liability in respect of taxes, charges, penalties, interest, fines, assessments, re-assessments or levies of any Governmental Authority.

(nn)         Compliance with Laws. There are no Applicable Laws presently in force or, to the Company’s knowledge, proposed to be brought into force (including any threatened or pending change in existing legislation), that the Company anticipates it or its subsidiaries will be unable to comply with, to the extent that compliance is necessary, and which non-compliance could result in a Material Adverse Effect.

(oo)         Anti-Money Laundering Laws. The operations of the Company and its subsidiaries are and have been conducted at all times in compliance with the anti-money laundering and anti-terrorist laws of all jurisdictions where the Company and its subsidiaries conduct business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, including those of the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), Part II.1 of the Criminal Code (Canada) and, in each case, the rules and regulations promulgated thereunder (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court, arbitrator or Governmental Authority involving the Company or its subsidiaries with respect to the Anti-Money Laundering Laws is pending, instituted or, to the knowledge of the Company, threatened.

(pp)         Anti-Bribery Laws. None of the Company or any of its subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee, affiliate or any other person acting on behalf of the Company or any of its subsidiaries has (i) violated or is in violation of any provision of the Corruption of Foreign Public Officials Act (Canada), as amended (the “CFPOA”), or the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”); (ii) taken any unlawful action in furtherance of an offer, payment, promise to pay, or authorization or approval of the payment or giving of money, property, gifts or anything else of value, directly or indirectly, to any “foreign public official” (as such term is defined in the CFPOA) or any “foreign official” (as such term is defined in the FCPA); (iii) violated or is in violation of any provision of the Bribery Act 2010 of the United Kingdom; (iv) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment; or (v) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; and the Company and its subsidiaries have instituted and maintain and will continue to maintain policies and procedures reasonably designed to promote and achieve compliance with applicable anti-corruption laws and with the representation and warranty contained herein.

(qq)         Material Contracts and Debt Instruments. Each of the Material Contracts and Debt Instruments is legal, valid, binding and in full force and effect and, to the knowledge of the Company, is enforceable by the Company and its subsidiaries in accordance with their respective terms and are the product of arm’s length negotiations between the parties thereto. The Company and its subsidiaries have performed in all material respects all respective obligations required to be performed by them to date under the Material Contracts and Debt Instruments and are not alleged to be (with or without the lapse of time or the giving of notice, or both), in breach or default in any material respect thereunder. To the knowledge of the Company, no party (other than the Company or its subsidiaries) to any Material Agreement or Debt Instrument is in breach or violation of any term or provision thereof which would, or could, result in any Material Adverse Effect.

(rr)               No Actions or Proceedings. There are no material actions, suits, proceedings, inquiries or investigations existing, pending, instituted or, to the knowledge of the Company, threatened, against or which affect the Company or its subsidiaries, or their respective directors or officers, or to which any of the properties or assets thereof are subject, at law or equity, or before or by any Governmental Authority which, either separately or in the aggregate, could result in a Material Adverse Effect.

(ss)          No Bankruptcy or Winding Up. Neither the Company nor any of its subsidiaries has committed an act of bankruptcy or sought protection from the creditors thereof before any court or pursuant to any legislation, proposed a compromise or arrangement to the creditors thereof generally, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to be declared bankrupt or wound up, taken any proceeding to have a receiver appointed of any of the assets thereof, had any person holding any Lien or receiver take possession of any of the property thereof, had an execution or distress become enforceable or levied upon any portion of the property thereof or had any petition for a receiving order in bankruptcy filed against it and no steps or proceedings with respect to any of the foregoing have been taken, instituted or, to the knowledge of the Company, threatened.

(tt)           Material Property.

(i)             The Material Property is accurately and fully disclosed in the Time of Sale Prospectus and the Prospectuses and no other property or assets are necessary for the conduct of the business of the Company and its subsidiaries as currently conducted. Other than the Material Property, as disclosed in the Time of Sale Prospectus and the Prospectuses, neither the Company nor any of its subsidiaries currently owns or leases any material real or immovable property, right, title or interest, or any material mining or mineral claims, mining leases, mining concessions, concessions, exploration licenses, exploitation licenses, prospecting permits, participating interests or other conventional property, proprietary or contractual interests or rights, or any other rights for the exploration, mining, development or processing activities in respect of the Material Property.

(ii)            The Company and/or its subsidiaries are the absolute legal and beneficial owners of either mining leases, mining claims, mining concessions or participating interests or other conventional property, proprietary or contractual interests or rights (collectively, the “Mineral Rights”) in respect of the Material Property under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Company and its subsidiaries to access, explore for, mine, develop and process the mineral deposits relating thereto and to conduct all operations and production and processing activities thereon, free and clear of any Liens, other than those described in the Time of Sale Prospectus and the Prospectuses. All mining claims and mining leases owned by the Company are solely registered pursuant to the provisions of the Mining Act (Québec) and in the register of real rights of State resource development of the land register. All other material Mineral Rights have been validly located, registered and recorded in accordance with all Applicable Laws and are valid, subsisting and in good standing. Except as disclosed in the Time of Sale Prospectus and the Prospectuses, no material commission, royalty, license fee or similar payment to any person with respect to the Material Property is payable. There are no options or other participation interests or rights of preference relating to the Mineral Rights and all Mineral Rights have active status, except for eight claims which are suspended awaiting partial conversion to a mining lease, and neither the Company nor any of its subsidiaries has received written notice of, nor has any knowledge of, any pending or threatened suspension or revocation proceedings in respect of the Mineral Rights or any of them from any Governmental Authority, or of any outstanding or threatened claim, action, litigation or proceedings with respect to the Mineral Rights before any Governmental Authority.

(iii)           The Company and its subsidiaries have or will obtain in the ordinary course, all necessary surface rights, access rights and other necessary rights and interests relating to the Material Property (collectively, the “Mining Rights”), granting the Company or its subsidiaries with the right and ability to access, explore for, mine, construct, develop and process the mineral deposits and to conduct all operations and construction, production, commissioning and processing activities thereon, as are appropriate in view of the rights and interests therein of the Company or its subsidiaries, free and clear of any Liens other than those described in the Time of Sale Prospectus and the Prospectuses and with only such exceptions as do not materially interfere with the use made or contemplated to be made by the Company or its subsidiaries of the rights or interests so held. All of the Mining Rights and each of the documents, agreements, instruments and obligations relating thereto referred to above are valid, subsisting and in good standing in the name of the Company or its subsidiaries, as applicable.

(iv)           The Company and its subsidiaries are not in default, and to the knowledge of the Company no other party is in default, of any of the material provisions of any such agreements, documents or instruments relating to the Mineral Rights or the Mining Rights, nor has any such default been alleged, and all such Mineral Rights and Mining Rights are in good standing under all Applicable Laws of the jurisdictions in which they are situated, and all taxes required to be paid thereon have been paid. The Material Property (or any interest in, or right to earn an interest in, any property) is not subject to any right of first refusal or purchase or acquisition right which is not disclosed in the Time of Sale Prospectus and the Prospectuses.

(v)            All assessments or other work required to be performed and rent or renewal fees in relation to the Mineral Rights and the Mining Rights in order to maintain the Company’s or any of its subsidiary’s interest therein, if any, have been performed and paid to date and the Company and its subsidiaries have complied in all respects with all Applicable Laws and contractual, legal and other obligations to third parties in order to maintain such interest.

(uu)         Possession of Authorizations. The Company and its subsidiaries have, collectively, obtained all Authorizations necessary as at the date hereof to conduct their operations and activities as currently carried on and the Company expects any additional Authorizations that are required to conduct their operations and activities as proposed to be commenced and carried on by the Company and its subsidiaries to be obtained in the ordinary course and consistent with the anticipated timing as set forth in the Time of Sale Prospectus and the Prospectuses and the Public Disclosure Record, including in respect of access to and the construction, commissioning, operation, production and processing activities at the Material Property. Each Authorization is valid, subsisting and in good standing, neither the Company nor any of its subsidiaries is in material default or breach of any Authorization and no proceeding is pending or, to the knowledge of the Company, threatened to revoke or limit any Authorization which, if the subject of an unfavorable decision, order, ruling or finding, could result in a Material Adverse Effect.

(vv)         Description of Mineral Properties. The Material Property, the Mineral Rights and the Mining Rights, as disclosed in the Time of Sale Prospectus and the Prospectuses and in the Public Disclosure Record, constitute an accurate description of the Material Property, the Mineral Rights and the Mining Rights held by the Company and its subsidiaries and no other property or assets are necessary for the conduct of the business of the Company as currently conducted. Other than the Material Property, Mineral Rights and the Mining Rights, as disclosed in the Time of Sale Prospectus and the Prospectuses, neither the Company nor any of its subsidiaries currently owns or leases any material real or immovable property, right, title or interest, or any material mining or mineral claims, mining leases, mining concessions, concessions, exploration licenses, exploitation licenses, prospecting permits, participating interests or other conventional property, proprietary or contractual interests or rights, or any other rights for the exploration, mining, development or processing activities in respect of the Material Property.

(ww)       Conduct of Operations. To the Company’s knowledge, all exploration and development operations on the properties of the Company, including all operations and activities relating to the exploration, development, construction and commissioning of the Material Property, have been conducted in all material respects in accordance with good exploration, development and engineering practices.

(xx)          First Nations and Local Communities.

(i)             Other than as disclosed in the Time of Sale Prospectus and the Prospectuses, the Company does not know of any claim or the basis for any claim by any First Nation, local community or any other person, including a claim with respect to any First Nation’s asserted or established rights or local community rights, that might or could have a Material Adverse Effect on the right thereof to use, transfer or otherwise explore for, mine and develop the mineral deposits or to conduct operations and production, construction and commissioning activities on the Material Property or the Battery Material Plants (as the case may be).

(ii)            Other than as disclosed in the Time of Sale Prospectus and the Prospectuses, the Company is not aware of any treaty land entitlement claim or aboriginal rights or title claim having been asserted or any legal action by or relating to any local community or First Nation having been instituted against the Material Property or the Battery Material Plants (as the case may be), and no dispute between the Company or any of its subsidiaries and any local community or First Nation exists or, to the knowledge of the Company, is threatened or imminent with respect to any of the Company’s or any such subsidiary’s properties or activities.

(iii)           Other than the IBA Agreement, the Pre-Development Agreement and the Collaboration Agreement, the Company or its subsidiaries have not entered into any written or oral arrangements with any First Nation or local community to provide benefits, pecuniary or otherwise, with respect to the Material Property or the Battery Material Plants (as the case may be) at any stage of development, nor has the Company or its subsidiaries engaged in discussions, negotiations or similar communications with any First Nation or local community regarding the foregoing.

(yy)         Environmental Matters.

(i)             The Company and its subsidiaries are in material compliance with all applicable Environmental Laws and neither the Company nor any such subsidiary has used, except in material compliance with all Environmental Laws, any property or facility which it owns or leases, or previously owned or leased, to conduct any Environmental Activity, except where such noncompliance or use would not result in a Material Adverse Effect.

(ii)            Neither the Company nor its subsidiaries, nor to the knowledge of the Company, any predecessor companies, have received any notice of any claim, judicial or administrative proceeding, order or direction, pending, instituted, threatened, concluded or issued against, the Company or its subsidiaries or any of their properties, assets or operations relating to, or alleging any violation of, any Environmental Laws; the Company is not aware of any facts which could give rise to any such claim, judicial or administrative proceeding, order or direction and neither the Company nor its subsidiaries, nor any of their properties, assets or operations is the subject of any investigation, evaluation, audit or review by any Governmental Authority to determine whether any violation of any Environmental Laws has occurred or is occurring or whether any remedial action is needed in connection with a release of any Contaminant into the environment or Environmental Activity, except for compliance investigations conducted in the normal course by any Governmental Authority or where such claim, proceeding, order, direction, investigation, evaluation, audit or review would not result in a Material Adverse Effect.

(iii)           To the knowledge of the Company, there are no liabilities (whether contingent or otherwise) in connection with any Environmental Activity relating to or affecting the Company, its subsidiaries or their properties, assets or operations, and there are no liabilities (whether contingent or otherwise) relating to the restoration or rehabilitation of land, water or any other part of the environment, in each case which would have a Material Adverse Effect.

(iv)          There are no environmental audits, evaluations, assessments, studies or tests, relating to the Company, its subsidiaries or their properties, assets or operations, except for ongoing assessments conducted by or on behalf of the Company or its subsidiaries in the ordinary course.

(v)           All material studies and reports pertaining to any environmental assessments/audits of the Company or the Material Property obtained for, in the possession, control or carried out on behalf of, the Company have been delivered or made available to the Placement Agent.

(zz)          Technical Report and Regulation 43-101.

(i)            The Technical Report was in compliance in all material respects with the requirements of Regulation 43-101 at the time of filing thereof, and the Company believes that the Technical Report reasonably presents the quantity of mineral resources and mineral reserves attributable to the Matawinie Property as at the date stated therein based upon information available at the time the Technical Report was prepared.

(ii)           The Company made available to the authors of the Technical Report, prior to the issuance of such report, for the purpose of preparing such report, all information requested by the authors, which information did not contain any misrepresentation at the time such information was so provided, and there have been no material changes to such information since the date of delivery or preparation thereof.

(iii)          The Company is in compliance with the provisions of Regulation 43-101 and has filed all technical reports required thereby and, there has been no change that would require the filing of a new technical report under Regulation 43-101.

(iv)          All scientific and technical information derived from the Technical Report or otherwise requiring review by a “qualified person” under Regulation 43-101 set forth in the Time of Sale Prospectus and the Prospectuses has been reviewed by a “qualified person” as required under Regulation 43-101 and has been prepared in accordance with Canadian industry standards set forth in Regulation 43-101.

(v)           The Company has no reason to believe that the assumptions underlying the mineral resource and mineral reserve estimates associated with the Material Property contained in the Time of Sale Prospectus and the Prospectuses are not reasonable and appropriate and has no reason to believe that the projected capital and operating costs and projected production and operating results relating to the Material Property, as summarized in the Time of Sale Prospectus and the Prospectuses, are not commercially achievable by the Company.

(vi)          The Company made available to the authors of the Technical Report, prior to the issuance of such analysis, for the purpose of preparing such analysis, all information requested by the authors, which information did not contain any misrepresentation at the time such information was so provided, and there have been no material changes to such information since the date of delivery or preparation thereof.

(vii)         The Company has no reason to believe that the assumptions underlying the projected capital costs and projected production results associated with the Battery Material Plants contained in the Time of Sale Prospectus and the Prospectuses are not reasonable and appropriate and has no reason to believe that the projected capital costs and projected production results relating to the Battery Material Plants, as summarized in the Time of Sale Prospectus and the Prospectuses, are not commercially achievable by the Company.

(aaa)       Intellectual Property.

(i)            Except for such matters as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and its subsidiaries own or possess sufficient enforceable rights to use all intellectual and industrial property, including patents, patent applications, trademarks, trademark applications, trademark registrations, service marks, service mark applications, service mark registrations, trade names, copyrights, industrial designs, concepts, know how, inventions, know how and trade secrets, used or proposed to be used in the conduct of the business thereof, free and clear of any Liens of any kind or nature. The Company and its subsidiaries have taken reasonable measures to protect the intellectual and industrial property, including, without limitation, by securing the registration of intellectual and industrial property (as appropriate or as required by contractual obligations if applicable).

(ii)           To the knowledge of the Company, the Company and its subsidiaries are not infringing, misappropriating, violating and will not infringe, misappropriate or otherwise violate upon the rights of any other person with respect to the conduct of the business as currently conducted and proposed to be conducted by the Company and its subsidiaries and, to the knowledge of the Company, there are no claims or threat of claims by any other person challenging the right of the Company and its subsidiaries to use any intellectual and industrial property, and no other person has infringed, misappropriated or violated any such intellectual and industrial property owned by the Company or its subsidiaries.

(iii)           Each of the Company and its subsidiaries has performed all of the obligations required to be performed by it and is entitled to all benefits under the contracts to which the Company or its subsidiary is a party and (i) pursuant to which the Company or its subsidiary is granted a license or any other rights to any third party intellectual and industrial property and (ii) pursuant to which any person is granted a license or any other rights to any intellectual and industrial property owned by the Company or its subsidiaries (subsections (i) and (ii) collectively “IP Licenses”), and each of the counterparties to the IP Licenses has performed all of the material obligations required to be performed by it under the IP Licenses. There exists no default or event of default, actual or alleged, under any such IP License that would be material.

(iv)          To the extent any intellectual or industrial property has been created in whole or in part by current or past employees, consultants or independent contractors of the Company or its subsidiaries, any such rights therein of such persons have been irrevocably assigned in writing to the Company or its subsidiaries, and all authors of the works have waived all moral rights that they may have in writing. No such person has any claim or asserted any claim in respect of any intellectual or industrial property or component thereof of the Company or its subsidiaries.

(v)           The Company and its subsidiaries have implemented and maintained commercially reasonable measures to protect and maintain the confidentiality of all trade secrets and other confidential proprietary information forming part of the intellectual and industrial property rights owned or possessed by the Company and its subsidiaries.

(bbb)      Premises. With respect to each premises of the Company and its subsidiaries which is material to the Company (on a consolidated basis) and which the Company and/or its subsidiaries occupy as tenant (the “Premises”), the Company and/or such subsidiaries occupy the Premises and have the exclusive right to occupy and use the Premises and each of the leases pursuant to which the Company and/or such subsidiaries occupy the Premises is in good standing and in full force and effect.

(ccc)       Employment Matters. The Company and its subsidiaries are in compliance with all laws and regulations respecting employment and employment practices, terms and conditions of employment, pay equity, hours, wages, workers’ compensation and occupational health and safety except where such non-compliance would not result in a Material Adverse Effect. The Company and its subsidiaries have not and are not engaged in any unfair labor practice and there is no labor strike, dispute, slowdown, stoppage, complaint or grievance pending, instituted or, to the knowledge of the Company, threatened, against the Company or its subsidiaries. There is no collective bargaining agreement currently in place or being negotiated by the Company or its subsidiaries and the Company and its subsidiaries have not received any notice of, nor have any knowledge of, any occurrence which would reasonably be expected to lead to a dispute, complaint, grievance or any other unresolved matter. There are no outstanding orders under any employment or human rights legislation in any jurisdiction in which the Company or its subsidiaries carry on business or have employees. Notwithstanding the foregoing, the Company has received a hearing notice dated November 25, 2025 for a hearing to be held on January 7, 2026 with the Administrative Labour Tribunal, with respect to a petition for certification under Section 25 of the Labour Code (Québec), filed by the Syndicat des Métallos, section locale 9291 (Luc Julien).

(ddd)      Employee Plans. Each plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, pension, incentive or otherwise contributed to, or required to be contributed to, by the Company or its subsidiaries for the benefit of any current or former officer, director, employee or consultant of the Company or its subsidiaries has been maintained and funded in material compliance with the terms thereof and with the requirements prescribed by Applicable Laws and has been publicly disclosed (including any accrued or contingent liability in respect thereof) to the extent required by applicable Securities Laws. All accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or provincial pension plan premiums, accrued wages, salaries and commissions and payments for any plan for any current or former officer, director, employee or consultant of the Company or its subsidiaries have been accurately reflected in the books and records of the Company and its subsidiaries.

(eee)       No Loans. Neither the Company nor any subsidiary of the Company has (i) made any material loans to each other, except in respect of the intercompany loans made in the ordinary course of business, or (ii) guaranteed the material obligations of each other. Neither the Company nor any subsidiary has made any material loans to or guaranteed the material obligations of any other person.

(fff)         Non-Arm’s Length Transactions. The Company and its subsidiaries do not owe any amount to, have not borrowed any amount from and are not otherwise indebted to, and the Company and its subsidiaries do not have any present loans or other indebtedness made to, any officer, director, employee or security holder of the Company or its subsidiaries, past or present, or any person not dealing at “arm’s length” (as such term is defined in the Tax Act) with any of them, except as described or disclosed in the Time of Sale Prospectus and the Prospectuses and for usual employee reimbursements and compensation paid in the ordinary and normal course of the business of the Company and its subsidiaries. The Company and its subsidiaries are not a party to any material contract or agreement or understanding with any officer, director, employee or security holder of the Company or any of its subsidiaries or any other person not dealing at arm’s length with the Company or any of its subsidiaries.

(ggg)      Related Parties. Except as described or disclosed in the Time of Sale Prospectus and the Prospectuses, none of the directors, officers or employees of the Company or its subsidiaries, any known holder of more than 10% of any class of securities of the Company or securities of any person exchangeable for more than 10% of any class of securities of the Company, or any known associate or affiliate of any of the foregoing persons or companies, has had any material interest, direct or indirect, in any transaction within the previous two years or any proposed material transaction which, as the case may be, materially affected or is reasonably expected to materially affect the Company and its subsidiaries, on a consolidated basis.

(hhh)      Insurance. The Company and the subsidiaries maintain insurance by insurers of recognized financial responsibility, against such losses, risks and damages to their business operations and assets in such amounts that are: (i) customary for the business in which they are engaged, (ii) on a basis consistent with reasonably prudent persons in comparable businesses, and (iii) in compliance with the requirements contained in any Material Agreement or Debt Instrument; and all of the policies in respect of such insurance coverage, fidelity or surety bonds insuring the Company, the subsidiaries, and their respective directors, officers and employees, and the business operations and assets, are in good standing and in full force and effect in all respects, and there are no default thereunder. The Company and its subsidiaries are in compliance with the terms of such policies and instruments in all material respects and there are no material claims by the Company or any of its subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; the Company and its subsidiaries have no reason to believe that they will not be able to renew such existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue business operations at a cost that would not have a Material Adverse Effect, and neither the Company nor its subsidiaries has failed to promptly give any notice of any material claim thereunder.

(iii)          Fees, Commissions and Proceeds. Other than as provided by this Agreement or as disclosed in the Time of Sale Prospectus and the Prospectuses, no brokerage, agency or other financial advisory or similar fee is payable by the Company in connection with the offering of the Shares, and other than the Company, there is no person that is or will be entitled to demand any of the net proceeds of the offering of the Shares.

(jjj)          Not an Investment Company. The Company is not, and after giving effect to the offering and sale of the Shares and the application of the proceeds thereof as described in U.S. Final Prospectus will not be, required to register as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.

(kkk)       No Stamp Taxes. No stamp duty, registration or documentary taxes, duties or similar charges are payable under the federal laws of Canada or the laws of any province in connection with the issuance, sale and delivery to the Investors of the Shares or the authorization, execution, delivery and performance of this Agreement.

(lll)            Sanctions. (i) Neither the Company nor any of its subsidiaries, nor any director, officer, or employee thereof, nor, to the Company’s knowledge, any agent, affiliate or representative of the Company or any of its subsidiaries, is a person that is, or is controlled or 50% or more owned by a person that is:

(A)               the subject of any sanctions administered or enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the United Nations Security Council, the European Union, His Majesty’s Treasury, or other relevant sanctions authority, including any applicable trade, economic or financial sanctions, export controls or trade embargoes or related restrictive measures imposed, administered or enforced from time to time under any export control or economic sanctions laws (collectively, “Sanctions”), nor

(B)               located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Crimea, the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic regions of Ukraine, Cuba, Iran and North Korea).

(ii)            The Company will not, directly or indirectly, use the proceeds of the offering of the Shares, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person:

(A)               to fund or facilitate any activities or business of or with any person or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions; or

(B)               in any other manner that will result in a violation of Sanctions by any person (including any person participating in the offering of the Shares, whether as advisor, investor or otherwise).

(iii)           The Company and its subsidiaries have not knowingly engaged in, are not now knowingly engaged in, and will not knowingly engage in, any dealings or transactions with any person, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions.

(mmm)  IT Systems and Company Data. The Company’s and its subsidiaries’ information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases (collectively, “IT Systems”) are adequate for, and operate and perform in all material respects as required in connection with the operation of the business of the Company and its subsidiaries as currently conducted and, to the best of the Company’s and its subsidiaries’ knowledge, are free and clear of all material bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants. The Company and its subsidiaries have implemented and maintained commercially reasonable controls, policies, procedures, and safeguards to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and data (including all personal, personally identifiable, sensitive, confidential or regulated data (“Company Data”)) used in connection with their businesses, and, to the best of the Company’s and its subsidiaries’ knowledge there have been (i) no breaches, violations, outages or unauthorized uses of or accesses to the same, except for those that have been remedied without material cost or liability or the duty to notify any other person, and (ii) no incidents under internal review or investigations relating to the same, except where such breach, violation, outage, unauthorized use or access, or incidents under internal review or investigation relating to the same, would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. The Company and its subsidiaries are presently in material compliance with all applicable laws or statutes and all applicable judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority having jurisdiction over the Company and its subsidiaries, and all internal policies and contractual obligations relating to the privacy and security of IT Systems and Company Data and to the protection of such IT Systems and Company Data from unauthorized use, access, misappropriation or modification.

(nnn)      Marketing Materials. Any marketing material that the Company is required to file with or deliver to the Canadian Securities Commissions has been, or will be, filed with or delivered to the Canadian Securities Commissions in accordance with the requirements of Canadian Securities Laws. Each marketing material that the Company has filed or delivered, or is required to file or deliver, in connection with the offering of the Shares pursuant to Canadian Securities Laws or that was prepared by or on behalf of or used or referred to by the Company (i) does not and will not, at the time of any filing, delivery or use thereof in accordance with this Agreement, contain any misrepresentation of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made not misleading, and (ii) complies or will comply in all material respects with the applicable requirements of Canadian Securities Laws. Except for the marketing materials, if any, identified in Schedule II hereto that have been, or will be, filed with or delivered to the Canadian Securities Commission in accordance with the requirements of Canadian Securities Laws, each furnished to you before first use, the Company has not prepared, used or referred to, and will not, without your prior consent, prepare, use or refer to, any marketing materials.

(ooo)      PFIC Status. Based on the current profile of the Company’s gross income, gross assets, the nature of its business, and its anticipated market capitalization, the Company believes that it likely was a passive foreign investment company (a “PFIC”) within the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) for its most recently completed taxable year. While the Company has not made a determination of expected PFIC status for the current taxable year, there is a risk that it may be a PFIC in the current taxable year and in the foreseeable future. For any year in which the Company is a PFIC, if any, the Company can provide no assurances that it will satisfy the record keeping requirements of a PFIC or that it will make available to purchasers of the Shares that are subject to United States federal income taxation the information such purchasers require to make a “qualified electing fund” election pursuant to Section 1295 of the Code with respect to the Company, and as a result, such an election may not be available to such purchasers.

2.              Covenants of the Company. The Company covenants with the Placement Agent as follows:

(a)           it will advise the Placement Agent promptly after receiving notice thereof, of the time when the Prospectus or any Prospectus Amendment has been filed and, as applicable, when any receipt for a Prospectus Amendment has been obtained and will provide evidence satisfactory to the Placement Agent of each such filing and the issuance or deemed issuance of receipts in respect thereof, as applicable, from all of the Canadian Securities Regulators; and

(b)           it will advise the Placement Agent promptly after receiving notice or obtaining knowledge, of: (i) the issuance by any Securities Regulator of any order suspending or preventing the use of the Prospectuses; (ii) the suspension of the qualification of the Shares for distribution or sale in any of the Selling Jurisdictions; (iii) the institution or threatening of any proceeding for any of those purposes; or (iv) any requests made by any Securities Regulator for amending or supplementing the Prospectuses, or for additional information, and will use its commercially reasonable efforts to prevent the issuance of any such order and, if any such order is issued, to obtain the withdrawal of the order promptly.

3.           Filing of Prospectuses and Supplementary Material. During the period of the distribution of the Firm Shares, the Corporation shall cooperate in all respects with the Placement Agent to allow and assist the Placement Agent to participate fully in the preparation of, and allow the Placement Agent to approve, acting reasonably, the form and content of, the Canadian Final Prospectus, U.S. Final Prospectus, any Supplementary Material (other than Documents Incorporated by Reference filed prior to the date hereof) and any amendment thereto and shall allow the Placement Agent to conduct all “due diligence” investigations which the Placement Agent may reasonably require to fulfil the Placement Agent’s obligations under Securities Laws and, in the case of the Canadian Final Prospectus and U.S. Final Prospectus (and any amendment thereto), to enable the Placement Agent to responsibly execute any certificate required to be executed by the Placement Agent. The Company covenants and agrees not to provide any potential purchaser with any marketing materials except for marketing materials which have first been approved in writing by the Placement Agent.

4.           Agreements to Sell and Purchase. The Company hereby agrees to sell to the Investors an aggregate of 8,333,334 Firm Shares at a price of US$2.40 per common share (the “Purchase Price”).

5.           Terms of Best-Efforts Offering. On the basis of the representations, warranties and agreements of the Company herein contained, and subject to all the terms and conditions of this Agreement, the Placement Agent shall be the exclusive placement agent in connection with the offering and sale by the Company of the Firm Shares in the offering, with the terms of the offering of the Shares to be subject to market conditions and negotiations between the Company, the Placement Agent and the prospective Investors. The Placement Agent will act on a reasonable best efforts basis and the Company agrees and acknowledges that there is no guarantee of the successful placement of the Firm Shares, or any portion thereof, in the prospective offering of the Shares. Under no circumstances will the Placement Agent or any of its Affiliates be obligated to underwrite or purchase any of the Firm Shares for its own account or otherwise provide any financing. The Placement Agent shall act solely as the Company’s agent and not as principal. The Placement Agent shall have no authority to bind the Company with respect to any prospective offer to purchase Firm Shares and the Company shall have the sole right to accept offers to purchase Firm Shares and may reject any such offer, in whole or in part. Subject to the terms and conditions hereof, payment of the purchase price for, and delivery of, the Firm Shares shall be made at one closing, unless otherwise agreed by the parties (the “Closing”). The Closing of the issuance of the Firm Shares shall occur via “Delivery Versus Payment”, i.e., on the Closing Date, the Company shall issue the Firm Shares directly to the account designated by the Placement Agent and the Placement Agent shall electronically deliver such Firm Shares to the applicable Investor and payment shall be made by the Placement Agent (or its clearing firm) by wire transfer to the Company with any transfer taxes payable in connection with the transfer of the Shares to the Placement Agent duly paid, against payment of the Purchase Price therefor. All payments to be made by the Company hereunder shall be made without withholding or deduction for or on account of any present or future taxes, duties or governmental charges whatsoever unless the Company is compelled by law to deduct or withhold such taxes, duties or charges. In that event, the Company shall pay such additional amounts as may be necessary in order that the net amounts received after such withholding or deduction shall equal the amounts that would have been received if no withholding or deduction had been made. For the purposes hereof, “Closing Date” means at 8:00 a.m., New York City time, on December 19, 2025, or at such other time on the same or such other date, not later than the second business day thereafter, as shall be designated in writing by you.

6.           Placement Agent Fees. As compensation for services rendered, the Company agrees to pay to the Placement Agent a fee of $0.168 per Share (being 7.0% of the Purchase Price) purchased from the Company by the Investor (collectively, the “Placement Fee”). The Placement Fee payable at the Closing Date will be deducted from the aggregate gross proceeds of the offering of the Shares and withheld for the account of the Placement Agent.

7.           Conditions to Closing. Closing of the offering and the Investors obligation to purchase and pay for the Firm Shares on the Closing Date are subject to the following conditions, which conditions may be waived in writing in whole or in part by the Placement Agent on behalf of the Investors:

(a)            Subsequent to the execution and delivery of this Agreement and prior to the Closing Date:

(i)               there shall not have occurred any downgrading, nor shall any notice have been given of any intended or potential downgrading or of any review for a possible change that does not indicate the direction of the possible change, in the rating accorded to any of the securities of the Company or any of its subsidiaries by any “nationally recognized statistical rating organization,” as such term is defined in Section 3(a)(62) of the Exchange Act; and

(ii)               there shall not have occurred any change, or any development involving a prospective change, in the condition, financial or otherwise, or in the earnings, business or operations of the Company and its subsidiaries, taken as a whole, from that set forth in each of the Time of Sale Prospectus and the Prospectuses that, in your judgment, is material and adverse and that makes it, in your judgment, impracticable to market the Shares on the terms and in the manner contemplated in the Time of Sale Prospectus.

(b)           The Placement Agent shall have received on the Closing Date a certificate, dated the Closing Date and signed by an officer of the Company, but without personal liability, to the effect set forth in Section 7(a)(i) above and to the effect that the representations and warranties of the Company contained in this Agreement are true and correct as of the Closing Date and that the Company has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied hereunder on or before the Closing Date.

The officer signing and delivering such certificate may rely upon his or her knowledge as to proceedings threatened.

(c)            The Placement Agent shall have received on the Closing Date an opinion of Stein Monast LLP, outside Canadian counsel for the Company and may rely upon, as to matters of fact, certificates of public officials and officers of the Company, as applicable, and letters from stock exchange representatives and transfer agents dated the Closing Date, with respect to the following matters, subject to customary limitations, assumptions and qualifications:

(i)            the Company has been incorporated, is validly existing as a corporation in good standing under the laws of the jurisdiction of its incorporation and has the corporate power and capacity to own its property and to conduct its business as described in each of the Time of Sale Prospectus and the Prospectuses;

(ii)           each Canadian Subsidiary of the Company has been incorporated, is validly existing in good standing under the laws of the jurisdiction of its incorporation and has the corporate power and capacity to own its property and to conduct its business as described in each of the Time of Sale Prospectus and the Prospectuses;

(iii)          the Company is duly registered under the Act respecting the legal publicity of enterprises (Quebec);

(iv)          the Company is a “reporting issuer” (as that term is defined under Canadian Securities Laws) or the equivalent in the Province of Quebec, and is not noted as being in default on the list of defaulting reporting issuers maintained by the Reviewing Authority;

(v)           the authorized share capital of the Company conforms as to legal matters to the description thereof contained in each of the Time of Sale Prospectus and the Prospectuses as of close of business on the day prior to the Closing Date;

(vi)          all of the issued shares of each Canadian Subsidiary of the Company have been duly authorized and validly issued, are fully paid and non-assessable and the Company is the registered owner of all such shares;

(vii)         the Shares have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will be validly issued, fully paid and non-assessable, and the issuance of such Shares will not be subject to any preemptive or similar rights under the Canada Business Corporations Act or, to such counsel’s knowledge, any agreements of the Company that are material to the Company;

(viii)        this Agreement has been duly authorized and, in so far as execution and delivery are applicable and governed by the laws of the Province of Québec and the federal laws of Canada applicable therein, executed and delivered by the Company;

(ix)           the execution and delivery by the Company of, and the performance by the Company of its obligations under, this Agreement will not result in a material breach of or a material default (whether after notice or lapse of time or both) of any terms, conditions or provisions of the laws of the Province of Québec or federal laws of Canada applicable therein that are applicable to the Company, or the articles of incorporation or by laws of the Company or, to such counsel’s knowledge, such agreements of the Company that are material to the Company as to be mutually agreed, and no consent, approval, authorization or order of, or qualification with, any governmental body or agency having jurisdiction under the laws of the Province of Québec or federal laws of Canada applicable therein is required for the performance by the Company of its obligations under this Agreement except as have been obtained or will be obtained prior to the Closing Date;

(x)            subject to the qualifications and limitations set out therein, the summary of matters included in the Canadian Base Prospectus under the caption “Statutory Rights of Withdrawal and Rescission” is an accurate summary in all material respects of such matters;

(xi)           the description of the Shares in the Canadian Base Prospectus is, in all material respects, an accurate description of the rights, privileges, restrictions and conditions attaching to such securities;

(xii)          subject to the qualifications, assumptions and limitations referred to therein, the statements set out in the Time of Sale Prospectus and in the Prospectuses under the caption “Certain Canadian Federal Income Tax Considerations” accurately describe a general summary, in all material respects, of the principal Canadian federal income tax considerations under the Tax Act generally applicable to a holder who acquires Shares pursuant to the offering of the Shares;

(xiii)         subject to the qualifications, assumptions and limitations referred to therein, the statements set out in the Canadian Final Prospectus under the caption “Eligibility for Investment” is in each case accurate as of the date hereof;

(xiv)        except as set out in a schedule to such counsel’s opinion, such counsel does not represent the Company or any of its subsidiaries in respect of any legal or governmental proceedings pending or threatened to which the Company or any of its subsidiaries is a party that are not described in the Registration Statement, the Time of Sale Prospectus or the Prospectuses;

(xv)         subject to the qualifications, assumptions and limitations referred to therein, in the opinion of such counsel, the Canadian Final Prospectus (except for the financial statements and financial schedules and other financial and statistical data included therein, as to which such counsel does not express any opinion) when it was filed with the Reviewing Authority, is appropriately responsive in all material respects to the requirements of applicable Canadian Securities Laws (it being understood that counsel expresses no opinions as to the accuracy of the disclosure made in response to such requirements or whether such disclosure constitutes all material information required to be disclosed in response thereto);

(xvi)        all necessary corporate action has been taken by the Company to authorize the certification and the filing of the Canadian Preliminary Prospectus, if any, and the Canadian Final Prospectus with the Reviewing Authority;

(xvii)       all necessary corporate action has been taken by the Company to authorize the filing of the Registration Statement, the U.S. Preliminary Prospectus, if any, and the U.S. Final Prospectus with the Commission;

(xviii)      all necessary corporate action has been taken by the Company to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder;

(xix)         this Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company and is enforceable against the Company in accordance with its terms, subject to customary qualifications for enforceability opinions, and subject to qualifications regarding the Agreement’s governing laws;

(xx)          TSX Trust Company, at its principal transfer office in the City of  Montréal, Québec, has been duly appointed as registrar and transfer agent in respect of the Common Shares in Canada;

(xxi)         all necessary documents have been filed, all requisite proceedings have been taken and all other necessary approvals, permits, consents and authorizations have been obtained by the Company under Canadian Securities Laws to qualify the distribution of the Shares to the public in the Province of Quebec through persons who are registered under the Canadian Securities Laws of the Province of Quebec who have complied with the relevant provisions of such Canadian Securities Laws;

(xxii)         the TSX has granted conditional approval for the listing of the Shares, subject only to the satisfaction by the Company of customary conditions imposed by the TSX;

(xxiii)       the choice of the laws of the State of New York as the law governing this Agreement would, to the extent specifically pleaded, be recognized and applied in an action brought before a court of competent jurisdiction in the Province of Québec (a “Québec Court”), provided such choice is bona fide (i.e. not made with a view to avoiding the consequences of the law of any other jurisdiction), subject to proof of such laws as a question of fact, except that:

(A)               the laws of the State of New York would not be applied if such laws or the result of their application would be manifestly inconsistent with public order as understood in international relations or if it governs conflict of laws, revenue, expropriatory or penal matters;

(B)               a Québec Court may not give effect to a mandatory provision of the laws of another jurisdiction with which the situation is not closely connected even though it determines that legitimate and manifestly preponderant interests so require;

(C)               a Québec Court would apply the internal law of the State of New York, but not its rules governing conflict of laws;

(D)               a Québec Court would apply those laws of the Province of Québec which such Québec Court characterized as procedural in nature and would not apply those laws of the State of New York which such Québec Court characterized as procedural in nature; and

(E)               a Québec Court may apply the rules of evidence of the Province of Québec which are more favorable than those of the laws of the State of New York to the establishment of evidence;

(F)               although a Québec Court has jurisdiction to hear a dispute, it may exceptionally and on an application by a party, decline jurisdiction if it considers that the authorities of another country are in a better position to decide; and

(xxiv)       the submission by the Company to the non-exclusive jurisdiction of any federal or state court sitting in the Borough of Manhattan, The City of New York, New York (a “New York Court”) would be recognized by a Québec Court as a valid submission to the jurisdiction of the New York Court, except that although a Québec Court has no jurisdiction to hear a dispute, it may nevertheless hear it provided the dispute has a sufficient connection with Québec, if proceedings abroad prove impossible or the institution of proceedings abroad cannot reasonably be required;

(d)           The Placement Agent and Investors shall have received on the Closing Date an opinion of Dorsey & Whitney LLP, outside U.S. counsel for the Company, and the Placement Agent shall have received on the Closing Date, a negative assurance letter of Dorsey & Whitney LLP, outside U.S. counsel for the Company, each dated the Closing Date, in form and substance reasonably satisfactory to you.

(e)           The Placement Agent shall have received on the Closing Date a letter or reliance letter, as applicable (the “Title Opinion”), of the Company’s legal counsel, addressed to the Placement Agent, dated as of the Closing Date, in form and substance reasonably satisfactory to you, with respect to title and ownership rights in each Material Property.

(f)            Intentionally omitted.

(g)           The Placement Agent shall have received, on each of the date hereof and the Closing Date, a letter dated the date hereof or the Closing Date, as the case may be, in form and substance satisfactory to the Placement Agent, from PricewaterhouseCoopers LLP, independent public accountants, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to agents with respect to the financial statements and certain financial information contained in the Registration Statement, the Time of Sale Prospectus and the Prospectuses; provided that the letter delivered the date hereof shall use a “cut-off date” not more than two business days prior to the date hereof and the letter delivered on the Closing Date shall use a “cut-off date” not earlier than two business days prior to the Closing Date.

(h)           The Placement Agent shall have received an opinion of Stein Monast LLP, outside Canadian counsel for the Company, dated the date hereof in respect of the Canadian Final Prospectus, in form and substance satisfactory to the Placement Agent, acting reasonably, addressed to the Placement Agent, to the effect that the French language version of the Canadian Final Prospectus except for the management discussion and analysis of the Company for the year ended December 31, 2024 and the Company’s consolidated audited annual financial statements for the years ended December 31, 2024 and December 31, 2023, together with the related notes thereto and the independent auditors’ report thereon (collectively, the “Financial Information”) included therein, as to which no opinion need be expressed by such counsel, is, in all material respects, a complete and proper translation of the English language version thereof.

(i)             The Placement Agent shall have received an opinion of PricewaterhouseCoopers LLP, independent public accountants, dated the date hereof in respect of the Canadian Final Prospectus, in form and substance satisfactory to the Placement Agent, acting reasonably, addressed to the Placement Agent, to the effect that the French language version of the Financial Information translated by it and included in the Canadian Final Prospectus is, in all material respects, a complete and proper translation of the English language version thereof.

(j)            The Placement Agent shall have received on the date hereof and on the Closing Date a certificate, dated each such date and signed by the chief financial officer of the Company, but without personal liability (the “CFO Certificate”), in form and substance reasonably satisfactory to the Placement Agent, covering certain financial and operational data included or incorporated by reference in the Registration Statement, the Time of Sale Prospectus and the Prospectuses and other customary matters.

(k)           The sale of Shares at Closing shall have been authorized by the NYSE, and the Shares to be sold at Closing shall have been conditionally approved for listing and posting for trading on the TSX, subject only to the satisfaction by the Company of customary conditions imposed by the TSX in similar circumstances.

(l)            The “lock-up” agreements, each substantially in the form of Exhibit A hereto, between you, the officers and directors and certain shareholders of the Company relating to sales and certain other dispositions of Common Shares and or certain other securities, delivered to you on or before the date hereof, shall be in full force and effect on the Closing Date, provided that certain amendments may be made to the form attached hereto, that are being negotiated directly between the Placement Agent and the aforementioned shareholders and that shall be acceptable to the Placement Agent.

8.           Additional Covenants of the Company. Delivery of the Prospectuses and any Supplementary Material to the Investors will be satisfied in accordance with the “access equals delivery” provisions contained in Part 6A of NI 44-102 and the Company shall satisfy any request for electronic or paper copies of the Prospectuses in accordance with the requirements of Part 6A of NI 44-102, without charge. The Corporation confirms that it has complied and will comply with the requirements of Part 6A of NI 44-102 to enable delivery of the Prospectuses and any Supplementary Material to be made through access thereto. Notwithstanding the foregoing, the Company covenants with the Placement Agent as follows:

(a)            To furnish to you upon request, without charge, a conformed copy of the Registration Statement (without exhibits thereto and documents incorporated by reference therein) and to furnish to you in New York City and Montréal, without charge, prior to 8:00 a.m., New York City time, on the business day next succeeding the date of this Agreement and during the period mentioned in Section 8(f) or 8(g) below, as many copies of the Time of Sale Prospectus, the Prospectuses and any supplements and amendments thereto or to the Registration Statement as you may reasonably request.

(b)           Before amending or supplementing the Registration Statement, the Time of Sale Prospectus or the Prospectuses or the Canadian Base Prospectus, to furnish to you a copy of each such proposed amendment or supplement and not to file any such proposed amendment or supplement to which you reasonably object in a timely manner, and to file (i) the Canadian Final Prospectus with the Reviewing Authority and each of the other Canadian Securities Commissions in accordance with the Canadian Shelf Procedures not later than the Reviewing Authority’s close of business on the business day following the execution and delivery of this Agreement and (ii) the U.S. Final Prospectus with the Commission within the applicable period specified in General Instruction II.L. of Form F-10 under the Securities Act.

(c)           To furnish to you a copy of each proposed free writing prospectus to be prepared by or on behalf of, used by, or referred to by the Company and not to use or refer to any proposed free writing prospectus to which you reasonably object in a timely manner, provided that, if in the reasonable opinion of counsel for the Company, any such amendment or supplement shall be required by law or regulation to be used, the Company shall be permitted to file such amendment of supplement after taking into account such comments as you may reasonably make on the content, form or other aspects of such amendment or supplement.

(d)           Intentionally omitted.

(e)           If the Time of Sale Prospectus is being used to solicit offers to buy the Shares at a time when U.S. Final Prospectus is not yet available to prospective purchasers and any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Time of Sale Prospectus in order to make the statements therein, in the light of the circumstances, not misleading, or if any event shall occur or condition exist as a result of which the Time of Sale Prospectus conflicts with the information contained in the Registration Statement then on file, or if, in the reasonable opinion of counsel for the Placement Agent, it is necessary to amend or supplement the Time of Sale Prospectus to comply with applicable law, forthwith to prepare, file with the Commission and the Canadian Securities Commissions and furnish, at its own expense, to the Placement Agent and to any dealer upon request, either amendments or supplements to the Time of Sale Prospectus so that the statements in the Time of Sale Prospectus as so amended or supplemented will not, in the light of the circumstances when the Time of Sale Prospectus is delivered to a prospective purchaser, be misleading or so that the Time of Sale Prospectus, as amended or supplemented, will no longer conflict with the Registration Statement, or so that the Time of Sale Prospectus, as amended or supplemented, will comply with applicable law.

(f)            If, during such period after the first date of the public offering of the Shares as in the reasonable opinion of counsel for the Placement Agent either of the Prospectuses (or in lieu thereof the notice referred to in Rule 173(a) under the Securities Act) is required by law to be delivered in connection with sales in the offering of the Shares, any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Prospectuses (or one of them) in order to make the statements therein, in the light of the circumstances when the Prospectuses (or one of them) (or in lieu thereof the notice referred to in Rule 173(a) under the Securities Act) is delivered to a purchaser, not misleading, or if, in the reasonable opinion of counsel for the Placement Agent, it is necessary to amend or supplement the Prospectuses (or one of them) to comply with applicable law, forthwith to prepare, file with the Commission and the Canadian Securities Commissions and furnish, at its own expense, to the Placement Agent, either amendments or supplements to the Prospectuses (or one of them) so that the statements in the Prospectuses as so amended or supplemented will not, in the light of the circumstances when the Prospectuses (or one of them) (or in lieu thereof the notice referred to in Rule 173(a) under the Securities Act) is delivered to a purchaser, be misleading or so that the Prospectuses, as amended or supplemented, will comply with applicable law.

(g)           To use its commercially reasonable efforts to qualify the Shares for offer and sale under the securities or Blue Sky laws of such jurisdictions as you reasonably request, provided, however, that the Company shall not be obligated to file any general consent to service of process in any such jurisdiction where it is not presently qualified or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in any jurisdiction in which it is not otherwise so subject.

(h)           To make generally available to the Company’s security holders and to you as soon as practicable an earnings statement covering a period of at least twelve months beginning with the first fiscal quarter of the Company occurring after the date of this Agreement which shall satisfy the provisions of Section 11(a) of the Securities Act and the rules and regulations of the Commission thereunder.

(i)             To use its commercially reasonable efforts to have the Shares accepted for listing on the TSX and authorized by the NYSE and to file with such exchanges all documents and notices required by such exchanges in connection with the sale and issuance of the Shares.

The Company also covenants with the Placement Agent that, without the prior written consent of the Placement Agent, which consent shall (i) be at the sole discretion of the Placement Agent and (ii) not be unreasonably withheld, conditioned or delayed, it will not (and will not agree or announce any intention to do so), during the period commencing on the date hereof and ending 90 days after the Closing Date (the “Restricted Period”), (1) offer, secure, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise or (3) file any registration statement with the Commission or any prospectus with any Canadian Securities Commission relating to the offering of any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares; notwithstanding the above, the Company may enter into (A) any equity or equity-linked financing: (i) with a placement agent or underwriter; (ii) with a syndicate of placement agents or underwriters, which may include the Placement Agent, or (iii) on a non-brokered basis or (B) any debt financing (without the Placement Agent), at any time after 60 days following the completion of this offering of Common Shares if the Company reaches a decision to launch construction of the Matawinie mine and/or the 13Ktpa battery plant.

The restrictions contained in the preceding paragraph shall not apply to (a) the Shares to be sold hereunder, (b) the Private Placement (as defined herein), (c) the issuance or authorization of issuance of Common Shares upon (i) the exercise of an option or warrant outstanding on the date hereof, (ii) payment of interest on security outstanding on the date hereof, or (iii) the conversion of a security outstanding on the date hereof, (d) Common Shares issued or options to purchase Common Shares or other securities granted pursuant to incentive plans of the Company referred to in the Time of Sale Prospectus and the Prospectus, (e) the filing by the Company of one or more registration statements with the Commission on Form S-8 in respect of any shares issued under or the grant of any award pursuant to an incentive plan in effect on the date hereof and described in the Time of Sale Prospectus and the Prospectus, (f) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Common Shares, provided that (i) such plan does not provide for the transfer of Common Shares during the Restricted Period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of Common Shares may be made under such plan during the Restricted Period, (g) the entry into an agreement providing for the issuance by the Company of Common Shares or any security convertible into or exercisable for Common Shares in connection with the acquisition by the Company or any of its subsidiaries of the securities, technology, business, property or other assets of another person or entity or pursuant to an employee benefit plan assumed by the Company in connection with such acquisition, and the issuance of any such securities pursuant to any such agreement, or (h) the entry into an agreement providing for the issuance of Common Shares or any security convertible into or exercisable for Common Shares in connection with joint ventures, commercial relationships, debt financings, charitable contributions or other strategic corporate transactions, and the issuance of any such securities pursuant to any such agreement; provided that in the case of clauses (g) and (h), the aggregate number of Common Shares that the Company may sell or issue or agree to sell or issue pursuant to clauses g) and h) shall not exceed 10% of the total number of Common Shares issued and outstanding immediately following the completion of the transactions contemplated by this Agreement; provided further that each recipient of Common Shares or securities convertible into or exercisable or exchangeable for Common Shares pursuant to clauses (g) and (h) shall execute a lock-up agreement substantially in the form of Exhibit A hereto.

9.           Expenses. Whether or not the transactions contemplated in this Agreement are consummated or this Agreement is terminated, the Company agrees to pay or cause to be paid all expenses incident to the performance of the Company’s obligations under this Agreement, including: (i) the fees, disbursements and expenses of the Company’s counsel, the Company’s accountants in connection with the registration, qualification and delivery of the Shares under the Securities Act and Canadian Securities Laws and all other fees or expenses of the Company in connection with the preparation and filing of the Registration Statement, any preliminary prospectus (including the Canadian Preliminary Prospectus), the Time of Sale Prospectus, the Prospectuses, any free writing prospectus prepared by or on behalf of, used by, or referred to by the Company, any marketing materials and amendments and supplements to any of the foregoing, including all printing costs associated therewith, and the mailing and delivering of copies thereof to the Placement Agent and dealers, if applicable, in the quantities hereinabove specified and the fees, disbursements and expenses of the Company’s accountants, (ii) all costs and expenses related to the transfer and delivery of the Shares to the Investors, including any transfer or other taxes payable thereon, (iii) all expenses in connection with the qualification of the Shares for offer and sale under state securities laws as provided in Section 8(g) hereof, including filing fees and the reasonably incurred and documented fees and disbursements of counsel for the Placement Agent in connection with such qualification, (iv) all costs and expenses incident to listing the Shares on the NYSE and the TSX, (v) the cost of printing certificates representing the Shares, (vi) the costs and charges of any transfer agent, registrar or depositary, (vii) the reasonable costs and expenses of the Company relating to investor presentations on any “road show” undertaken in connection with the marketing of the offering of the Shares, including, without limitation, expenses associated with the preparation or dissemination of any electronic road show, expenses associated with the production of road show slides and graphics, the reasonable fees and expenses of any consultants engaged in connection with any road show presentations with the prior written approval of the Company, travel and lodging expenses of the representatives and officers of the Company (excluding the Placement Agent and representatives of the Placement Agent) and any such consultants, and 50% of the cost of any aircraft chartered in connection with any road show, used on or prior to the date of this Agreement, provided that the Company will only be liable for any cost of any chartered aircraft if it provided express prior written consent to the use and charter and cost of such aircraft, (viii) the document production charges and expenses associated with printing this Agreement, and (ix) all other costs and expenses incident to the performance of the obligations of the Company hereunder for which provision is not otherwise made in this Section. The Company also agrees to pay or cause to be paid the reasonable fees and disbursements of the Placement Agent’s counsel in connection with this Agreement and the consummation of the transactions contemplated herein and to reimburse certain other accountable expenses of the Placement Agent, up to a maximum amount of US$125,000. It is understood, however, that except as provided in this Section, Section 11 entitled “Indemnity and Contribution” and the last paragraph of Section 13 below, the Placement Agent will pay all of their costs and expenses, which for greater certainty shall include any advertising expenses connected with any offers they may make, as well as 50% of the cost of any aircraft chartered in connection with any road show.

10.         Covenants of the Placement Agent. The Placement Agent agrees that (i) it has not made and will not make use of any materials that would constitute marketing materials relating to the offering of the Shares except marketing materials identified in Schedule II or marketing materials prepared in accordance with the terms and conditions hereof, and (ii) it will comply with Canadian securities laws in connection with the Company’s distribution of the Shares to the Investors and the provision of any marketing materials or standard term sheets (as defined in National Instrument 41-101 – General Prospectus Requirements) relating to the distribution of the Shares.

11.         Indemnity and Contribution. (a) The Company agrees to indemnify and hold harmless the Placement Agent, each person, if any, who controls the Placement Agent within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act and each affiliate of the Placement Agent within the meaning of Rule 405 under the Securities Act from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) in any way caused by, or arising directly or indirectly from, or in consequence of: (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereof, any preliminary prospectus (including the Canadian Preliminary Prospectus), the Time of Sale Prospectus or any amendment or supplement thereto, any issuer free writing prospectus as defined in Rule 433(h) under the Securities Act, any marketing materials, any Company information that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act, any road show as defined in Rule 433(h) under the Securities Act or broadly available road show (together, a “road show”), or the Prospectuses or any amendment or supplement thereto, (ii) any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or omission or alleged untrue statement of a material fact or omission based upon information relating to the Placement Agent furnished to the Company in writing by the Placement Agent expressly for use therein, it being understood and agreed that the only such information furnished by the Placement Agent consists of the information described as such in paragraph (b) below, or (iii) any breach by the Company of its representations, warranties, covenants or obligations to be complied with under this Agreement.

(b)               The Placement Agent agrees to indemnify and hold harmless the Company, the directors of the Company, the officers of the Company who sign the Registration Statement and the Canadian Prospectus and each person, if any, who controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) in any way caused by, or arising directly or indirectly from, or in consequence of: (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereof, any preliminary prospectus, the Time of Sale Prospectus or any amendment or supplement thereto, any issuer free writing prospectus as defined in Rule 433(h) under the Securities Act, any Company information that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act, any road show or the Prospectuses or any amendment or supplement thereto, or (ii) any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, but only with reference to information relating to the Placement Agent furnished to the Company in writing by the Placement Agent for use in the Registration Statement, any preliminary prospectus (including the Canadian Preliminary Prospectus), the Time of Sale Prospectus, any issuer free writing prospectus, marketing materials, road show or the Prospectuses or any amendment or supplement thereto, it being understood and agreed that the only such information furnished by the Placement Agent consists of the paragraphs under the caption “Conflicts of Interest” within the section titled “Plan of Distribution”, and the second and third paragraphs under the caption “Selling Restrictions Outside of the United States and Canada” within the section titled “Plan of Distribution”, in the Prospectuses (the “Placement Agent Information”).

(c)             In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to Section 11(a) or 11(b), such person (the “indemnified party”) shall promptly notify the person against whom such indemnity may be sought (the “indemnifying party”) in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel chosen by the indemnifying party and reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the reasonably incurred and documented fees and disbursements of such counsel related to such proceeding; provided that the failure to notify the indemnifying party shall not relieve such indemnifying party from any liability that it may have under the preceding paragraphs of this Section 11 except to the extent that it has been materially prejudiced (through the forfeiture of substantive rights or defenses) by such failure; and provided further that the failure to notify the indemnifying party shall not relieve such indemnifying party from any liability that it may have to an indemnified party otherwise than under the preceding paragraphs of this Section 11. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the indemnifying party shall not, in respect of the legal expenses of any indemnified party in connection with any proceeding or related proceedings in the same jurisdiction, be liable for (i) the fees and expenses of more than one separate firm (in addition to any local counsel) for the Placement Agent and all persons, if any, who control the Placement Agent within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act or who are affiliates of the Placement Agent within the meaning of Rule 405 under the Securities Act and (ii) the fees and expenses of more than one separate firm (in addition to any local counsel) for the Company, its directors, its officers who sign the Registration Statement and each person, if any, who controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, and that all such fees and expenses shall be reimbursed as they are incurred. In the case of any such separate firm for the Placement Agent and such control persons and affiliates of the Placement Agent, such firm shall be designated in writing by the Placement Agent. In the case of any such separate firm for the Company, and such directors, officers and control persons of the Company, such firm shall be designated in writing by the Company. The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for reasonably incurred and documented fees and expenses of counsel as contemplated by the second and third sentences of this paragraph, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 60 days after receipt by such indemnifying party of the aforesaid request and (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

(d)              To the extent the indemnification provided for in Section 11(a) or 11(b) is unavailable to an indemnified party or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each indemnifying party under such paragraph, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the indemnifying party or parties on the one hand and the indemnified party or parties on the other hand from the offering of the Shares or (ii) if the allocation provided by Section 11(d)(i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in Section 11(d)(i) above but also the relative fault of the indemnifying party or parties on the one hand and of the indemnified party or parties on the other hand in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Placement Agent on the other hand in connection with the offering of the Shares shall be deemed to be in the same respective proportions as the net proceeds from the offering of the Shares (before deducting expenses) received by the Company and the total cash commissions received by the Placement Agent, in each case as set forth in the table on the cover of the Prospectus, bear to the aggregate public offering price of the Shares. The relative fault of the Company on the one hand and the Placement Agent on the other hand shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or by the Placement Agent and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

(e)           The Company and the Placement Agent agree that it would not be just or equitable if contribution pursuant to this Section 11 were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in Section 11(d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities referred to in Section 11(d) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 11, the Placement Agent shall not be required to contribute any amount in excess of the amount of cash commissions received by the Placement Agent in consideration for its services in the offering of the Shares. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The remedies provided for in this Section 11 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity.

(f)               The indemnity and contribution provisions contained in this Section 11 and the representations, warranties and other statements of the Company contained in this Agreement shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of the Placement Agent, any person controlling the Placement Agent or any affiliate of the Placement Agent, or the Company, its officers or directors or any person controlling the Company and (iii) acceptance of and payment for any of the Shares.

12.           Termination. The Placement Agent may terminate this Agreement by notice given by you to the Company, if after the execution and delivery of this Agreement and prior to the Closing Date (i) trading generally shall have been suspended or materially limited on, or by, as the case may be, the NYSE, the NYSE American, the NASDAQ Global Select Market, the NASDAQ Global Market, the NASDAQ Capital Market, or the TSX, (ii) trading of any securities of the Company shall have been suspended on the NYSE or the TSX, (iii) a material disruption in securities settlement, payment or clearance services in the United States or Canada shall have occurred, (iv) any moratorium on commercial banking activities shall have been declared by U.S. Federal, New York State or Canadian authorities or (v) there shall have occurred any outbreak or escalation of hostilities, any pandemic or any material adverse development related thereto, or any change in financial markets, currency exchange rates or controls or any calamity or crisis that, in your judgment, is material and adverse and which, singly or together with any other event specified in this clause (v), makes it, in your judgment, impracticable or inadvisable to proceed with the offer, sale or delivery of the Shares on the terms and in the manner contemplated in the Time of Sale Prospectus or the Prospectuses.

Subject to the provisions relating to the survival of Sections 9 and 11, if the right to terminate pursuant to this Section 12 is exercised by the Placement Agent, there will be no further liability on the part of the Placement Agent to the Company.

The right of the Placement Agent to terminate its respective obligations under this Agreement is in addition to all other remedies they may have in respect of any default, act or failure to act of the Company in respect of any of the matters contemplated by this Agreement.

13.           Effectiveness. This Agreement shall become effective upon the execution and delivery hereof by the parties hereto. If this Agreement shall be terminated by the Placement Agent because of any failure or refusal on the part of the Company to comply with the terms or to fulfill any of the conditions of this Agreement, or if for any reason the Company shall be unable to perform its obligations under this Agreement, (which, for the purposes of this paragraph, shall not include termination pursuant to Section 12(i), (iii), or (iv)), the Company will reimburse the Placement Agent for all out-of-pocket expenses (including the reasonably incurred fees and disbursements of their counsel) reasonably incurred and documented by the Placement Agent in connection with this Agreement or the offering of the Shares contemplated hereunder.

14.           Submission to Jurisdiction; Appointment of Agent for Service; Waiver of Jury Trial.

(a)           The Company irrevocably submits to the exclusive jurisdiction of any New York State or United States Federal court sitting in the City and County of New York, Borough of Manhattan over any suit, action or proceeding arising out of or relating to this Agreement, the Prospectus, the Time of Sale Prospectus, the Registration Statement or the offering of the Shares. The Company irrevocably waives, to the fullest extent permitted by law, any objection which they may now or hereafter have to the laying of venue of any such suit, action or proceeding brought in such a court and any claim that any such suit, action or proceeding brought in such a court has been brought in an inconvenient forum. To the extent that the Company has or hereafter may acquire any immunity (on the grounds of sovereignty or otherwise) from the jurisdiction of any court or from any legal process with respect to itself or its property, the Company irrevocably waives, to the fullest extent permitted by law, such immunity in respect of any such suit, action or proceeding.

(b)           The Company hereby irrevocably appoints CT Corporation System, located at 28 Liberty Street, New York, New York 10005, as its agent for service of process in any suit, action or proceeding described in the preceding paragraph and agrees that service of process in any such suit, action or proceeding may be made upon it at the office of such agent. The Company waives, to the fullest extent permitted by law, any other requirements of or objections to personal jurisdiction with respect thereto. The Company represents and warrants that such agent has agreed to act as the agent for service of process for the Company, and the Company agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect for a period of 6 years from the date of this Agreement.

(c)           Each of the Company and the Placement Agent waives all right to trial by jury in any action, proceeding or counterclaim (whether based upon contract, tort or otherwise) related to or arising out of this Agreement.

15.           Entire Agreement. (a) This Agreement, together with any contemporaneous written agreements and any prior written agreements (to the extent not superseded by this Agreement) that relate to the offering of the Shares, represents the entire agreement between the Company, on the one hand, and the Placement Agent, on the other, with respect to the preparation of any preliminary prospectus (including the Canadian Preliminary Prospectus), the Time of Sale Prospectus, the Prospectuses, the conduct of the offering, and the purchase and sale of the Shares.

(b)           The Company acknowledges that in connection with the offering of the Shares: (i) the Placement Agent has acted at arm’s length, is not an agent of, and owes no fiduciary duties to, the Company or any other person, (ii) the Placement Agent owes the Company only those duties and obligations set forth in this Agreement and prior written agreements (to the extent not superseded by this Agreement), if any, and (iii) the Placement Agent may have interests that differ from those of the Company. The Company waives to the full extent permitted by applicable law any claims it may have against the Placement Agent arising from an alleged breach of fiduciary duty in connection with the offering of the Shares.

16.           Recognition of the U.S. Special Resolution Regimes.

(a)           In the event that a Placement Agent that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from the Placement Agent of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

(b)           In the event that a Placement Agent that is a Covered Entity or a BHC Act Affiliate of the Placement Agent becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against the Placement Agent are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

For purposes of this Section 16, a “BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. §1841(k). “Covered Entity” means any of the following: (i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b). “Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable. “U.S. Special Resolution Regime” means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

17.          Counterparts. This Agreement may be signed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Counterparts may be delivered via facsimile, electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g. www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

18.           Successors and Assigns. This Agreement shall enure to the benefit of and be binding upon the Company, and the Placement Agent, and to the extent provided for in Section 11, each person referred to in such section, and in each case, their respective successors and assigns. Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any other person, firm or corporation any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained.

19.           Applicable Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without giving effect to conflict of laws principles thereof.

20.          Headings. The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed a part of this Agreement.

21.           Judgment Currency. If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder into any currency other than United States dollars, the parties hereto agree, to the fullest extent permitted by law, that the rate of exchange used shall be the rate at which in accordance with normal banking procedures the Placement Agent could purchase United States dollars with such other currency in The City of New York on the business day preceding that on which final judgment is given. The obligation of the Company with respect to any sum due from it to the Placement Agent or any person controlling the Placement Agent shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first business day following receipt by the Placement Agent or controlling person of any sum in such other currency, and only to the extent that the Placement Agent or controlling person may in accordance with normal banking procedures purchase United States dollars with such other currency. If the United States dollars so purchased are less than the sum originally due to the Placement Agent or controlling person hereunder, the Company agrees as a separate obligation and notwithstanding any such judgment, to indemnify the Placement Agent or controlling person against such loss. If the United States dollars so purchased are greater than the sum originally due to the Placement Agent hereunder, the Placement Agent agrees to pay to the Company an amount equal to the excess of the dollars purchased over the sum originally due to the Placement Agent.

22.           Notices. All communications hereunder shall be in writing and effective only upon receipt and if to the Placement Agent shall be delivered, mailed or sent to you in care of Maxim Group LLC, 300 Park Ave 16th Floor, New York, NY 10022, Attention: James Siegel, General Counsel, and if to the Company shall be delivered, mailed or sent to 481 rue Brassard, Saint-Michel-des-Saints, Québec J0K 3B0, Attention: Josée Gagnon, Vice President, Legal Affairs and Corporate Secretary.

23.           Definitions. The terms which follow, when used in this Agreement, shall have the meanings indicated.

“Applicable Laws” means all applicable laws, rules, regulations, policies, statutes, ordinances, codes, orders, consents, decrees, judgments, decisions, rulings, awards, guidelines, or the terms and conditions of any Authorizations, including any judicial or administrative interpretation thereof, of any Governmental Authority, including for certainty with respect to all Environmental Laws.

“Authorizations” means any regulatory licenses, approvals, permits, consents, certificates, registrations, filings or other authorizations of or issued by any Governmental Authority under Applicable Laws.

“Battery Material Plants” means: (i) the phase-2 battery anode facility project of the Company, with annual average capacity of approximately 44,000 tpy of high-capacity active anode material; and (ii) the phase-2 battery anode facility project of the Company with an annual average capacity of approximately 13,000 tonnes per year of high-capacity active anode material.

“Canadian Subsidiary” means any of Nouveau Monde District Inc., NMG Matawinie Inc. or NMG Bécancour Inc., all of which are referred to as the “Canadian Subsidiaries”.

“CGF” means Canada Growth Fund Inc.

“CGF Investment Agreement” means investment agreement dated December 20, 2024 between the Company and CGF.

“CGF Registration Rights Agreement” means the registration rights agreement dated December 20, 2024 between the Company and CGF.

“CGF Rights and Obligations” means the rights granted to CGF pursuant to the CGF Investment Agreement.

“Collaboration Agreement” means the Entente de collaboration et de partage des bénéfices relative au projet minier Matawinie executed on January 23, 2020, between the Company and the Municipalité de Saint-Michel-des-Saints.

“Common Shares” means common shares of the Company.

“Company’s Auditors” means PricewaterhouseCoopers LLP, or such firm of chartered accountants as the Company may have appointed or may from time to time appoint as auditors of the Company.

“Contaminant” means and includes, without limitation, any pollutants, contaminants, chemicals, industrial, toxic or hazardous wastes, materials or substances, including an odor, a sound or a vibration, as defined or described as or otherwise determined to be hazardous, radioactive explosive, gaseous, flammable, toxic, corrosive, oxidizing or leachable or a pollutant or a contaminant pursuant to any Environmental Laws, including a mixture thereof.

“Convertible Note” means the IQ Convertible Note.

“Debt Instrument” means Convertible Note, the Deed of Hypothec, and any and all other loans, bonds, notes, debentures, indentures, promissory notes, mortgages, guarantees, security agreements or other instruments evidencing indebtedness (demand or otherwise) for borrowed money or other liability to which the Company or its subsidiaries are a party or to which their property or assets are otherwise bound.

“Deed of Hypothec” means a hypothec securing the Company’s obligations created under the Pallinghurst Royalty Agreement, granted by the Company to Pallinghurst International under the terms of a Deed of Hypothec executed before Mtre Lyes ARFA, Notary, on August 29, 2022 and registered at the Quebec Land Registry Office, in the Register of real rights of State resource development, for the Registration Divisions of Berthier, Joliette and Maskinonge, on August 30, 2022 under number 27 521 580.

“Documents Incorporated by Reference” means all financial statements, management’s discussion and analysis, management information circulars, annual information forms, material change reports, business acquisition reports, marketing materials or other documents issued by the Company, whether before or after the date of this Agreement, that are required or deemed by applicable Canadian Securities Laws to be incorporated by reference into the Time of Sale Prospectus, the Prospectuses or any Supplementary Material.

“Eligible Issuer” means an issuer which meets the criteria and has complied with the requirements of Regulation 44-101 so as to allow it to offer securities using a short form prospectus in the Canadian Qualifying Jurisdictions under Regulation 44-101.

“Environmental Activity” means and includes, without limitation, any past, present or contemplated activity, event or circumstance in respect of a Contaminant, including, without limitation, the storage, use, holding, collection, purchase, accumulation, generation, manufacture, processing, treatment, stabilization, disposition, handling or transportation thereof, or the release, escape, leaching, dispersal or migration thereof into the natural environment, including the movement through or in the air, soil, surface water or groundwater.

“Environmental Laws” means any and all applicable international, federal, provincial, state or municipal laws, statutes, regulations, treaties, orders, judgments, decrees, ordinances or official directives that apply in whole or in part to the Company or its subsidiaries or its prior or existing operations or properties or assets and all Authorizations relating to the environment, occupational health and safety, or any Environmental Activity.

“Financial Statements” means the Company’s consolidated audited annual financial statements for the years ended December 31, 2024 and December 31, 2023, together with the related notes thereto and the independent auditors’ report thereon.

“First Nation” means the Indian, Inuit and Métis peoples of Canada; a band as defined pursuant to the Indian Act (RSC 1985, c I-5); any government or council including customary government or council established for the benefit of Indian, Inuit and Métis peoples of Canada; a corporation, trust, partnership or other unincorporated organization belonging to or established for the benefit of the Indian, Inuit or Métis peoples of Canada or in which one or more Indian, Inuit or Métis hold an interest; and also includes a third party acting on its behalf.

“GM” means General Motors Holdings LLC.

“GM Investor Rights Agreement” means an investor rights agreement dated February 28, 2024 between the Company and GM.

“GoC Term Sheets” means the binding supply and marketing term sheets entered into between NMG Matawinie Inc. and His Majesty the King in Right of Canada as represented by the Minister of Public Works and Government Services Canada on October 31, 2025.

“Governmental Authority” means, without limitation, any national or federal government, any provincial, state, municipal or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing.

“IBA Agreement” means the Impact and Benefit Agreement dated December 11, 2024 with the Conseil des Atikamekw de Manawan outlining the respective rights and interests of all parties thereto with respect to development activities.

“IQ” means Investissement Québec.

“IQ Convertible Note” means the US$12,500,000 convertible note issued by the Company to IQ on November 8, 2022, as amended, with a maturity date of November 8, 2026.

“IQ Investment Agreement” means investment agreement dated December 20, 2024 between the Company and IQ.

“IQ Registration Rights Agreement” means the registration rights agreement dated December 20, 2024 between the Company and IQ.

“IQ Rights and Obligations” means the rights granted to IQ pursuant to the IQ Investment Agreement.

“Liens” means any encumbrance or title defect of whatever kind or nature, regardless of form, whether or not registered or registrable and whether or not consensual or arising by law (statutory or otherwise), including any mortgage, lien, charge, pledge or security interest, whether fixed or floating, or any assignment, lease, option, right of pre-emption, privilege, encumbrance, easement, servitude, right of way, restrictive covenant, right of use or any other right or claim of any kind or nature whatever which affects ownership or possession of, or title to, any interest in, or right to use or occupy, property or assets.

“Material Adverse Effect” means any change (including a decision to implement a change made by the board of directors or by senior management who believe that confirmation of the decision by the board of directors is probable), event, violation, inaccuracy, circumstance or effect that (i) is materially adverse to the business, assets (including intangible assets), liabilities (contingent or otherwise), capitalization, condition (financial or otherwise), results of operations or prospects of the Company or its subsidiaries, as the case may be, or (ii) would result in any of the Time of Sale Prospectus or Prospectuses containing a misrepresentation.

“Material Agreements” means collectively, the IBA Agreement, the Collaboration Agreement, the Pallinghurst Royalty Agreement, the Pre-Development Agreement, the Offtake and Joint Marketing Agreement, the Panasonic Offtake Agreement, the Pallinghurst Investment Agreement, the GM Investor Rights Agreement, the Panasonic Investor Rights Agreement, the IQ Investment Agreement, the CGF Investment Agreement, the Mitsui Investor Rights Agreement, the Convertible Note, the GoC Term Sheets, and any and all other contracts, commitments, agreements (written or oral), instruments, leases or other documents or arrangements to which the Company or its subsidiaries are a party or to which their properties or assets are otherwise bound, and which are material to the Company and its subsidiaries, on a consolidated basis.

“material change”, “material fact” and “misrepresentation” have the respective meanings ascribed thereto in the Securities Act (Québec).

“Material Property” means: (i) the “Matawinie Property”, namely the Matawinie Graphite Property located in the Saint-Michel-des-Saints area of Québec, approximately 120 kilometers north of Montreal, Québec and includes 176 exclusive exploration rights forming two (2) non-contiguous claim blocks totaling 9,263.68 hectares; and (ii) the Uatnan Property located in the Côte-Nord Administrative Region of Québec, approximately 220 kilometers north north-west of the City of Baie-Comeau, Québec, and includes 205 exclusive exploration rights totaling 11,082.95 hectares.

“Mitsui” means Mitsui & Co., LTD.

“Mitsui Investor Rights Agreement” means an investor rights agreement dated May 2, 2024 between the Company and Mitsui.

“Offtake and Joint Marketing Agreement” means the offtake and joint marketing agreement with Traxys North America LLC for flake graphite concentrate to be produced by the Company at its Saint-Michel-des-Saints plant (Phase 2).

“Option” means an option to acquire one Common Share subject to the conditions established under the Company’s Omnibus Equity Incentive Plan adopted by the board of directors of the Company on May 14, 2025.

“Pallinghurst” means Pallinghurst International and its affiliates, including without limitation Pallinghurst Graphite and Pallinghurst Bond.

“Pallinghurst Bond” means Pallinghurst Bond Limited.

“Pallinghurst Graphite” means Pallinghurst Graphite Limited.

“Pallinghurst International” means Pallinghurst Graphite International Limited.

“Pallinghurst Investment Agreement” means a second amended and restated investment agreement dated November 8, 2022 between the Company and Pallinghurst.

“Pallinghurst Registration Rights” means the registration rights granted to Pallinghurst pursuant to the registration rights agreement dated May 2, 2024 between the Company and Pallinghurst.

“Pallinghurst Rights and Obligations” means the rights granted to Pallinghurst pursuant to the Pallinghurst Investment Agreement.

“Pallinghurst Royalty Agreement” means the royalty agreement dated as of August 28, 2020, by and between Pallinghurst Graphite and the Company, as assigned to Pallinghurst International pursuant to an Assignment and Assumption Agreement dated December 17, 2020, as further amended or supplemented, from time to time.

“Panasonic” means Panasonic Energy Co., Ltd.

“Panasonic Investor Rights Agreement” means an investor rights agreement dated February 28, 2024 between the Company and Panasonic.

“Panasonic Offtake Agreement” means the offtake agreement with Panasonic for the supply of active anode material from the 13,000 tonnes per year Battery Material Plant.

“person” shall be broadly interpreted and shall include any individual, corporation, partnership, joint venture, association, trust or other legal entity or any Governmental Authority.

“Pre-Development Agreement” means the pre-development agreement dated April 23, 2019 with the Conseil des Atikamekw de Manawan and the Conseil de la Nation Atikamekw outlining the respective rights and interests of all parties thereto with respect to pre-development activities.

“Private Placement” means the non-brokered private placement which the Company may complete with an institutional investor shortly following the closing of the offering of the Shares, subject to certain conditions, for up to US$2,991,768.00 at the Public Offering Price in order to comply with existing pre-emptive rights contractually granted by the Company pursuant to the Pallinghurst Rights and Obligations.

“Prospectus Amendment” means any amendment to the Time of Sale Prospectus and the Prospectuses (in both the English and French language) required to be prepared and filed by the Company pursuant to Canadian Securities Laws.

“Public Disclosure Record” means, collectively, all of the documents which have been filed on www.sedarplus.ca on or after January 1, 2023 by or on behalf of the Company pursuant to the requirements of Canadian Securities Laws.

“RDPRM” means the Register of Personal and Movable Real Rights.

“Regulation 43-101” means Regulation 43-101 respecting Standards of Disclosure for Mineral Projects, or the equivalent in the Canadian Qualifying Jurisdictions.

“Regulation 44-101” means Regulation 44-101 respecting Short Form Prospectus Distributions, or the equivalent in the Canadian Qualifying Jurisdictions.

“Regulation 52-109” means Regulation 52-109 respecting Certification of Disclosure in Issuers’ Annual and Interim Filings, or the equivalent in the Canadian Qualifying Jurisdictions.

“Securities Laws” means collectively and as applicable, Canadian Securities Laws, U.S. Securities Laws and all applicable securities laws, rules, regulations, policies and other instruments promulgated by the Securities Regulators in any of the other Selling Jurisdictions.

“Securities Regulators” means, collectively, the securities commissions or other securities regulatory authorities in the Selling Jurisdictions.

“Selling Jurisdictions” means, collectively, the United States, the United Kingdom, the European Economic Area, the Asia Pacific region, and such other international jurisdictions as mutually agreed to by the Company and the Placement Agent, in each case acting reasonably.

“Supplementary Material” means, collectively, any Prospectus Amendment, any amendment or supplemental prospectus or ancillary materials (in both the English and French language) that may be filed by or on behalf of the Company under the Canadian Securities Laws relating to the offering of the Shares.

“Tax Act” means the Income Tax Act (Canada), as amended, and the regulations made thereunder.

“Technical Report” means the technical report titled “NI 43-101 Technical Report: 2025 Feasibility Study for the Matawinie Graphite Mine”, effective as of November 12, 2025 and issued on November 13, 2025.

“United States” or “U.S.” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

“U.S. Securities Laws” means all applicable securities laws in the United States, including without limitation, the Securities Act, the Exchange Act and the rules and regulations promulgated thereunder, including the rules and policies of the Commission, and any applicable state securities laws.

24.          Currency. Unless otherwise specified, all references in this Agreement to “$” refer to Canadian dollars and all references in this Agreement to “US$” refer to United States dollars.

[Signature page follows]

Very truly yours,

NOUVEAU MONDE GRAPHITE INC.

By:	/s/ Eric Desaulniers
Name:	Eric Desaulniers
Title:	President & CEO

Accepted as of the date hereof:

Maxim group LLC

By:	/s/ Larry Glassberg
Name:	Larry Glassberg
Title:	Co-Head of Investment Banking

[Signature Page to Placement Agency Agreement]

SCHEDULE I

Time of Sale Prospectus

Pricing Information:

Firm Shares to be sold by the Company: 8,333,334 common shares

Public offering price: US$2.40 per Share

Concurrent private placement: Up to 1,246,570 common shares on the same terms as the public offering

SCHEDULE II

Marketing Materials

None.

EXHIBIT A

[FORM OF LOCK-UP LETTER]

LOCK-UP AGREEMENT

December ___, 2025

Maxim Group LLC
300 Park Avenue
New York, New York 10022

Ladies and Gentlemen:

The undersigned understands that Maxim Group LLC (the “Agent”) proposes to enter into a Placement Agency Agreement (the “Placement Agency Agreement”) with Nouveau Monde Graphite Inc., a corporation organized and existing under the laws of Canada (the “Company”), providing for the public offering (the “Public Offering”) by the Company of common shares of the Company (the “Subject Shares”).

To induce the Agent to continue its efforts in connection with the Public Offering, the undersigned hereby agrees that, without the prior written consent of the Agent, the undersigned will not (and will not agree or announce any intention to do so), during the period commencing on the date hereof and ending 90 days after the date of the final prospectus supplement (the “Restricted Period”) relating to the Public Offering (the “Prospectus”), (1) offer, secure, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Subject Shares beneficially owned (as such term is used in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), by the undersigned or any other securities so owned convertible into or exercisable or exchangeable for Subject Shares, or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Subject Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Subject Shares or such other securities, in cash or otherwise. The foregoing sentence shall not apply to:

(a)             transactions relating to Subject Shares or other securities acquired in open market transactions after the completion of the Public Offering, provided that no filing or public announcement under Section 16(a) of the Exchange Act, under any of the securities laws (including rules, regulations, policy statements or other such instruments or rulings) of each of the provinces and territories of Canada (collectively, “Canadian Securities Laws”) or otherwise shall be required or shall be voluntarily made during the Restricted Period in connection with any such subsequent sales of Subject Shares or other securities acquired in such open market transactions;

(b)             (i) the exercise of stock options or other similar awards granted pursuant to the Company’s equity incentive plans or (ii) the vesting or settlement of awards granted pursuant to the Company’s equity incentive plans (including the delivery and receipt of Subject Shares, other awards or any securities convertible into or exercisable or exchangeable for Subject Shares in connection with such vesting or settlement), provided that the foregoing restrictions shall apply to any of the undersigned’s Subject Shares or any security convertible into or exchangeable for Subject Shares issued or received upon such exercise, vesting or settlement;

(c)             transfers of Subject Shares or any security convertible into or exercisable or exchangeable for Subject Shares:

(i)                as a bona fide gift or a charitable donation, including as a result of estate or intestate succession, or pursuant to a will or other testamentary document;

(ii)               if the undersigned is a natural person, to a member of the immediate family of the undersigned (for purposes of this lock-up agreement, “immediate family” shall mean any relationship by blood, marriage, domestic partnership or adoption no more remote than first cousin, and shall include any former spouse);

(iii)              if the undersigned is a natural person, to any trust or other like entity for the direct or indirect benefit of the undersigned or the immediate family of the undersigned;

(iv)              if the undersigned is a natural person, to a corporation, partnership, limited liability company or other entity of which the undersigned and the immediate family of the undersigned are the direct or indirect legal and beneficial owners of all the outstanding equity securities or similar interests of such corporation, partnership, limited liability company or other entity;

(v)               if the undersigned is a corporation, partnership, limited liability company or other entity, to any trust or other like entity for the direct or indirect benefit of the undersigned or any affiliate as defined in Rule 405 promulgated under the Securities Act of 1933, as amended (an “Affiliate”), wholly-owned subsidiary, limited partner, member or stockholder of the undersigned; or

(vi)              if the undersigned is a corporation, partnership, limited liability company or other entity, to any Affiliate, wholly-owned subsidiary, limited partner, member or stockholder of the undersigned or to any investment fund or other entity controlled or managed by the undersigned;

provided that in each case, such transfer shall not involve a disposition for value;

(d)             (i) the establishment or modification of any trading plan that complies with Rule 10b5-1 under the Exchange Act or similar plan under Canadian Securities Laws for the transfer of Subject Shares, provided that (A) such plan or modification does not provide for the transfer of Subject Shares during the Restricted Period and (B) to the extent a public announcement or filing under the Exchange Act or Canadian Securities Laws, if any, is required of or voluntarily made by or on behalf of the undersigned or the Company regarding the establishment or modification of such plan, such announcement or filing shall include a statement to the effect that no transfer of Subject Shares may be made under such plan during the Restricted Period, and (ii) the termination of any trading plan established pursuant to Rule 10b5-1 under the Exchange Act or similar plan under Canadian Securities Laws for the transfer of Subject Shares;

(e)             the transfer of Subject Shares or any security convertible into or exercisable or exchangeable for Subject Shares to the Company, pursuant to agreements or rights in existence on the date hereof under which the Company has the option to repurchase such shares or a right of first refusal with respect to transfers of such shares, in each case, in connection with the termination of the undersigned’s employment or other service relationship with the Company; provided that any public filing or public announcement under Section 16(a) of the Exchange Act or Canadian Securities Laws, reporting a reduction in beneficial ownership of Subject Shares, or otherwise, required or voluntarily made during the Restricted Period shall clearly indicate in the footnotes thereto or comments section thereof that such transfer was made solely to the Company pursuant to the circumstances described in this clause (e);

(f)              the transfer of Subject Shares or any securities convertible into or exercisable or exchangeable for Subject Shares from the undersigned to the Company (or the purchase and cancellation of same by the Company) upon a vesting event of the Company’s securities or upon the exercise of options to purchase Subject Shares by the undersigned, in each case on a “cashless” or “net exercise” basis, or to cover tax withholding obligations of the undersigned in connection with such vesting or exercise; provided that any public filing or public announcement under Section 16(a) of the Exchange Act or Canadian Securities Laws, reporting a reduction in beneficial ownership of Subject Shares, or otherwise, required or voluntarily made during the Restricted Period shall clearly indicate in the footnotes thereto or comments section thereof that such transfer was made pursuant to the circumstances described in this clause (f);

(g)             the transfer of Subject Shares or any security convertible into or exercisable or exchangeable for Subject Shares pursuant to a bona fide third party tender offer, merger, amalgamation, consolidation or other similar transaction made to all holders of the Subject Shares involving a Change of Control of the Company, provided that in the event that the tender offer, merger, amalgamation, consolidation or other such transaction is not completed, the Subject Shares owned by the undersigned shall remain subject to the restrictions contained in this lock-up agreement;

(h)             the exercise of any right with respect to, or the taking of any other action in preparation for, a registration by the Company of Subject Shares or any securities convertible into or exercisable or exchangeable for Subject Shares, provided that no transfer of the undersigned’s Subject Shares proposed to be registered pursuant to the exercise of such rights under this clause (h) shall occur, and no registration statement shall be filed, during the Restricted Period; provided that no public announcement regarding such exercise or taking of such action shall be required or shall be voluntarily made during the Restricted Period; or

(i)              any transfer of Subject Shares that occurs by operation of law pursuant to a qualified domestic order in connection with a divorce settlement or other court order; provided that any public filing or public announcement under Section 16(a) of the Exchange Act or Canadian Securities Laws, reporting a reduction in beneficial ownership of Subject Shares, or otherwise, required or voluntarily made during the Restricted Period shall clearly indicate in the footnotes thereto or comments section thereof that such transfer was made pursuant to the circumstances described in this clause (i);

provided that in the case of any transfer or distribution pursuant to clause (c) other than a charitable donation, no public filing or public announcement under Section 16(a) of the Exchange Act or Canadian Securities Laws, reporting a reduction in beneficial ownership of Subject Shares, or otherwise, shall be required or shall be voluntarily made during the Restricted Period; and further provided that in the case of any transfer or distribution pursuant to clause (c) or (h), each Affiliate, subsidiary, donee, distributee or transferee, other than a recipient of a charitable donation, shall concurrently with such transfer or distribution sign and deliver a letter substantially in the form of this lock-up agreement. For purposes of clause (g) of this paragraph, “Change of Control” shall mean the transfer (whether by tender offer, merger, consolidation or other similar transaction), after the closing of the Public Offering, to a person or group of affiliated persons, of the Company’s voting securities if, after such transfer, such person or group of affiliated persons would hold shares having more than 50% of the voting power of all outstanding voting shares of the Company (or the surviving entity).

In addition, except as set forth in this lock-up agreement, the undersigned agrees that, without the prior written consent of the Agent, it will not, during the Restricted Period, make any demand for or exercise any right with respect to, the registration or qualification for distribution of any Subject Shares or any security convertible into or exercisable or exchangeable for Subject Shares.

The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the undersigned’s Subject Shares except in compliance with the foregoing restrictions.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this lock-up agreement. The undersigned also understands that the Company and the Agent are relying upon this lock-up agreement in proceeding toward consummation of the Public Offering. The undersigned further understands that this lock-up agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors and assigns. This lock-up agreement shall automatically terminate, and the undersigned will, in each case, be released from its obligations under this lock-up agreement, upon the earliest to occur, if any, of (a) prior to the execution of the Placement Agency Agreement, the date that the Company advises the Agent, in writing, that it does not intend to proceed with the Public Offering or (b) the date of termination of the Placement Agency Agreement (if executed) if prior to the closing of the Public Offering.

The obligations of the undersigned under this lock-up agreement may be waived in writing in whole or in part by the Agent.

Whether or not the Public Offering actually occurs depends on a number of factors, including market conditions. Any Public Offering will only be made pursuant to the Placement Agency Agreement, the terms of which are subject to negotiation between the Company and the Agent.

This lock-up agreement shall be governed by and construed in accordance with the internal laws of the State of New York.

Very truly yours,

Name: